Use these links to rapidly review the document

Filed Pursuant to Rule 424(b)(1)
Registration No. 333-172479

PROSPECTUS

Up to 2,000,000 Shares of Common Stock
Issuable upon the Exercise of Transferable Subscription Rights at $10 Per Share

          We are distributing, at no charge, to holders of our common stock, no par value per share (the "Common Stock" or "Common Shares"), transferable subscription rights ("Rights") to purchase up to 2,000,000 Common Shares at a price of $10 per share in this rights offering (this "Rights Offering"). You will receive one Right for each Common Share held by you of record as of 5:00 p.m., Eastern time, on February 17, 2011 (the "Record Date"). Each Right will entitle you to purchase 1.3081 Common Shares at a subscription price of $10 per share (the "Basic Subscription Right") and an over-subscription privilege at the same price per share. If you timely and fully exercise your Basic Subscription Right with respect to all the Rights you hold and other rights holders do not exercise their Basic Subscription Right in full, you may also subscribe for an unlimited additional whole number of Common Shares pursuant to the over-subscription privilege, subject to availability and allocation, provided that (i) no person may thereby acquire, together with its affiliates, beneficial ownership of 4.99% or more of the Common Shares and (ii) the aggregate purchase price of all Common Shares purchased in this Rights Offering may not exceed $20 million. If over-subscription requests exceed the number of shares available, we will allocate the available shares pro rata among the rights holders exercising the over-subscription privilege in proportion to the number of shares such a rights holder elected to purchase pursuant to the over-subscription privilege, relative to the aggregate number of shares requested in all of the over-subscription requests received from rights holders. For additional details regarding the pro rata allocation process, see "Questions and Answers Relating to this Rights Offering—What is the over-subscription privilege?" If you properly exercise your over-subscription privilege for a number of shares that exceeds the number of shares allocated to you, any excess subscription payments received by the subscription agent will be returned to you as soon as practicable, without interest or penalty, following the expiration of this Rights Offering. Fractional Common Shares resulting from the exercise of the Basic Subscription Right on an aggregate basis as to any rights holder will be eliminated by rounding down to the nearest whole share. This is a best efforts offering and there is no minimum number of shares that must be sold or minimum subscription amount required for consummation of this Rights Offering and as a result, if you exercise your Rights to purchase Common Shares, you could be the only purchaser in this Rights Offering.

          This Rights Offering will expire at 5:00 p.m., Eastern time, on May 6, 2011. Any Right not exercised at or before that time will expire void and worthless without any payment to the holders thereof. We do not intend to extend the expiration time of this Rights Offering. You should carefully consider whether to exercise or transfer your Rights prior to the expiration of this Rights Offering. All exercises of Rights are irrevocable. Our Board of Directors is making no recommendation regarding any exercise or transfer of your Rights.

          This offering is being made directly by us. We are not using an underwriter or selling agent.

          Wells Fargo Bank, National Association, is our subscription agent for this Rights Offering. We have agreed to pay the subscription agent estimated fees and expenses of $83,000. In connection with our $325 million private placement that was completed on February 18, 2011, we agreed to pay our placement agent in that private placement, Sandler O'Neill & Partners, L.P., a fee equal to 2.5% of the gross proceeds from this Rights Offering.

          Our Common Shares are traded on the New York Stock Exchange (the "NYSE") under the symbol "CPF." On April 8, 2011, the closing price for our Common Shares on the NYSE was $19.95 per share. The Rights are transferable, and will trade on the NYSE under the symbol "CPF-RT" until 4:00 p.m., Eastern time, on May 5, 2011; however, we cannot give you any assurance that a market for the Rights will develop or, if a market does develop, whether it will be sustainable throughout the period when the Rights are transferable or at what prices the Rights will trade. Pursuant to normal practices of the NYSE, shares of our Common Stock traded during the period from February 15, 2011 through February 25, 2011 traded with the Rights (i.e., with "due bills" attached).

          On February 2, 2011, we effected a one-for-twenty reverse stock split of our Common Stock. All share numbers and per share prices in this prospectus reflect the one-for-twenty reverse stock split, unless otherwise indicated.

          Investing in our Common Shares involves risks. You should read the "Risk Factors" section beginning on page 17 before investing in our Common Shares.

          As a result of the terms of this Rights Offering, shareholders who do not fully exercise their Rights will own, upon completion of this Rights Offering, a smaller proportional interest in us than otherwise would be the case had they fully exercised their Rights. See "Risk Factors—If you do not exercise your Rights, your percentage ownership will be diluted" for more information.

          Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of the Rights or the Common Shares or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

          The Rights and our Common Shares are not deposit accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

	Per Share	Total(1)

Subscription price	$10.00	$20,000,000

Proceeds, before expenses, to Central Pacific Financial Corp.	$10.00	$20,000,000

(1)
Assumes the exercise of Rights to purchase all 2,000,000 Common Shares in this Rights Offering.

          It is anticipated that delivery of the Common Shares purchased in this Rights Offering will be made on or about May 12, 2011.

The date of this prospectus is April 11, 2011

ABOUT THIS PROSPECTUS

        You should only rely on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are not making an offer to sell securities in any jurisdiction in which the offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, and any information incorporated by reference is accurate only as of the date of the document incorporated by reference, in each case, regardless of the time of delivery of this prospectus or any exercise of the rights. Our business, financial condition, results of operations, and prospects may have changed since that date. To understand this Rights Offering fully and for a more complete description of this Rights Offering you should read this entire document carefully, including particularly the "Risk Factors" section beginning on page 17.

        In this prospectus, we frequently use the terms "we," "our" and "us" to refer to Central Pacific Financial Corp. (the "Company") and its subsidiaries.

INCORPORATION BY REFERENCE

        The Securities and Exchange Commission (the "SEC") allows us to "incorporate by reference" the information that we file with it, which means that we can disclose important information to you by referring you to other documents. The information incorporated by reference is an important part of this prospectus. We incorporate by reference the following documents (other than information furnished rather than filed):

  •
  the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2010;

  •
  the Company's Current Reports on Form 8-K filed on January 28, 2011 (relating to Item 5.02), February 3, 2011, February 11, 2011, February 17, 2011, February 22, 2011, February 25, 2011 and March 10, 2011;

  •
  the Company's Definitive Proxy Statement related to its 2011 annual meeting of shareholders, as filed with the SEC on March 4, 2011; and

  •
  the description of our Common Stock and associated Preferred Share Purchase Rights (as defined below) set forth in our Registration Statements on Form 8-A filed pursuant to Section 12 of the Exchange Act, including any amendment or report filed with the SEC for the purpose of updating this description.

        We will provide without charge, upon written or oral request, a copy of any or all of the documents that are incorporated by reference into this prospectus and a copy of any or all other contracts or documents which are referred to in this prospectus. Requests should be directed to: Glenn K.C. Ching, Senior Vice President, Corporate Secretary and General Counsel of Central Pacific Financial Corp., 220 South King Street, Honolulu, Hawaii 96813.

 QUESTIONS AND ANSWERS RELATED TO THIS RIGHTS OFFERING

        The following are examples of what we anticipate will be common questions about this Rights Offering. The following questions and answers do not contain all of the information that may be important to you and may not address all of the questions that you may have about this Rights Offering. This prospectus and the documents incorporated by reference into this prospectus contain more detailed descriptions of the terms and conditions of this Rights Offering and provide additional information about us and our business, including potential risks related to this Rights Offering, the Common Shares offered hereby and our business.

What is this Rights Offering?

        We are distributing, at no charge, to holders of our Common Shares, transferable Rights to purchase Common Shares at a price of $10 per share. You will receive such Rights if you owned Common Shares as of 5:00 p.m., Eastern time, on February 17, 2011, the Record Date. Each Right consists of a Basic Subscription Right and an over-subscription privilege, as described below. You will receive one Right for each Common Share that you owned on the Record Date; however, pursuant to normal practices of the NYSE, shares of our Common Stock traded during the period from February 15, 2011 through February 25, 2011 traded with the Rights (i.e., with "due bills" attached). We will issue up to a total of 2,000,000 Common Shares in this Rights Offering.

What is the Basic Subscription Right?

        The Basic Subscription Right gives rights holders the opportunity to purchase 1.3081 new Common Shares for each Right at a subscription price of $10 per share. You may exercise some or all of your Rights, or you may choose not to exercise any Rights at all. You may also transfer your Rights. The Rights are a new issue of securities, however, and do not have an established trading market. We cannot give you any assurance that a market for the Rights will develop or, if a market does develop, whether it will be sustainable throughout the period when the Rights are transferable or at what prices the Rights will trade. Therefore, we cannot assure you that you will be able to sell any of your Rights or as to the value you may receive in a sale.

        If you hold Common Shares in your name, the number of shares you may purchase pursuant to your Basic Subscription Rights is indicated on the enclosed rights certificate. If you hold your shares in the name of a broker, dealer, custodian bank or other nominee, you will not receive a rights certificate. If you are not contacted by your nominee, you should contact your nominee as soon as possible.

What is the over-subscription privilege?

        If you timely and fully exercise your Basic Subscription Rights with respect to all the Rights you hold, you may also choose to exercise your over-subscription privilege by purchasing a portion of any whole shares that other rights holders do not purchase through their Basic Subscription Rights. You should indicate on your rights certificate, or the form provided by your nominee if your shares are held in the name of a nominee, how many additional shares you would like to purchase pursuant to your over-subscription privilege.

        We will seek to honor the over-subscription requests in full, subject to a maximum of 2,000,000 Common Shares being offered in this Rights Offering and the limitations described below under "—Are there any limits on the number of shares I may purchase in this Rights Offering?" If over-subscription requests exceed the number of shares available, we will allocate the available shares pro rata among the rights holders exercising the over-subscription privilege in proportion to the number of shares such a rights holder elected to purchase pursuant to the over-subscription privilege, relative to the aggregate number of shares requested in all of the over-subscription requests received from rights holders.

        For example, if (i) there are 100 excess shares available for purchase by five rights holders who have timely and fully exercised their Basic Subscription Rights with respect to all the Rights they hold and (ii) rights holder A requests purchasing 100 shares pursuant to rights holder A's over-subscription privilege, rights holder B requests purchasing 50 shares pursuant to rights holder B's over-subscription privilege, rights holder C requests purchasing 20 shares pursuant to rights holder C's over-subscription privilege, rights holder D requests purchasing 20 shares pursuant to rights holder D's over-subscription privilege and rights holder E requests purchasing 10 shares pursuant to rights holder E's over-subscription privilege, then, assuming the valid exercise of each of these rights holder's Basic Subscription Rights and receipt of sufficient payment for the shares requested pursuant to the over-subscription request, and that the limitation described below is not applicable, the pro rata allocation would be as follows: rights holder A would receive 50 shares pursuant to the over-subscription privilege, rights holder B would receive 25 shares pursuant to the over-subscription privilege, rights holder C would receive 10 shares pursuant to the over-subscription privilege, rights holder D would receive 10 shares pursuant to the over-subscription privilege and rights holder E would receive 5 shares pursuant to the over-subscription privilege.

        If this pro rata allocation would result in any rights holder acquiring, together with its affiliates, beneficial ownership of 4.99% or more of our outstanding Common Shares, then such rights holder will be allocated only that number of shares that would result in the rights holder acquiring the maximum number of shares permissible based on such limitation, and the remaining shares will be allocated among all other rights holders exercising their over-subscription privilege on the same pro rata basis described above. The proration process will be repeated until all available shares have been allocated. Our subscription agent for this Rights Offering will determine the over-subscription allocation based on the formula described above.

        Because we will not know the total number of available shares and how available shares will be allocated before this Rights Offering expires, in order for the exercise of your entire over-subscription privilege to be valid, you should deliver to the subscription agent payment in an amount equal to the aggregate subscription price of the entire number of shares that you have requested to purchase pursuant to your over-subscription privilege, along with payment for the exercise of your Basic Subscription Rights and all rights certificates and other subscription documents, prior to the expiration of the Rights Offering, even if you ultimately are not allocated the full amount of your over-subscription request. To the extent the aggregate subscription price of the actual number of shares allocated to you pursuant to the over-subscription privilege is less than the amount you actually paid, the excess subscription payments will be returned to you as soon as practicable, without interest or penalty, following the expiration of this Rights Offering.

Are there any limits on the number of shares I may purchase in this Rights Offering?

        The exercise of any over-subscription privilege by any rights holder will be limited as follows: (i) no person may thereby acquire, together with its affiliates, beneficial ownership of 4.99% or more of our Common Shares and (ii) the aggregate purchase price of all Common Shares purchased in this Rights Offering may not exceed $20 million.

Will fractional shares be issued in this Rights Offering?

        No. Fractional shares resulting from exercise of the Basic Subscription Right on an aggregate basis as to any rights holder will be eliminated by rounding down to the nearest whole share. The over-subscription privilege may only be exercised for whole shares.

Why are we conducting this Rights Offering?

        On February 2, 2011, we effected a one-for-twenty reverse stock split of our Common Stock (the "Reverse Stock Split").

        On February 18, 2011, we completed a capital raise of $325 million in a private placement (the "Private Placement") with investments from (1) affiliates of each of The Carlyle Group ("Carlyle") and Anchorage Capital Group, L.L.C. ("Anchorage" and, together with Carlyle, the "Lead Investors") pursuant to investment agreements with each of the Lead Investors (collectively, the "Investment Agreements") and (2) various other investors, including certain of our directors and officers (the "Additional Investors" and, together with the Lead Investors, the "Investors"), pursuant to subscription agreements with each of such investors.

        Concurrently with the closing of the Private Placement, we completed the exchange (the "TARP Exchange") of 135,000 shares of our Fixed Rate Cumulative Perpetual Preferred Stock, no par value per share and liquidation preference $1,000 per share (the "TARP Preferred Stock"), held by the United States Department of the Treasury (the "Treasury"), and accrued and unpaid dividends thereon for 5,620,117 Common Shares. We also amended the warrant held by the Treasury to, among other things, reflect an exercise price of $10 per share. The warrant grants the Treasury the right to purchase 79,288 Common Shares, subject to adjustment.

        The Reverse Stock Split, the Private Placement, the TARP Exchange and this Rights Offering are part of our recapitalization plan. With the closing of the Private Placement, the bank's capital ratios now exceed the minimum levels required by the Consent Order dated December 9, 2009 (the "Consent Order") the bank entered into with the Federal Deposit Insurance Corporation (the "FDIC") and the Hawaii Division of Financial Institutions (the "DFI"), and are at "well-capitalized" levels. However, there can be no assurance that the Company and the bank will continue to satisfy all minimum regulatory capital requirements. Failure to comply with such requirements could result in significant enforcement actions against the Company and the bank, including a regulatory takeover of the Bank, in which case shareholders would receive little if anything for their investment. See "Risk Factors—Risks Factors Related to our Business—We are subject to a number of requirements and prohibitions under regulatory orders imposed on us and we cannot assure you whether or when such orders will be lifted."

        We are conducting this Rights Offering because we want to provide our existing shareholders and their transferees with the opportunity to purchase our Common Shares in a public offering at the same price per share paid by the Investors in the Private Placement. We intend to use the net proceeds we receive from this offering for general corporate purposes, including the potential payment of the accrued and unpaid interest on our junior subordinated debentures relating to our trust preferred securities which has been deferred since August 20, 2009.

How was the subscription price determined?

        The price of the shares offered in this Rights Offering is the same as the price paid by Investors in the Private Placement. The subscription price does not necessarily bear any relationship to any other established criteria for value. You should not consider the subscription price as an indication of value of the Company or our Common Shares. You should not assume or expect that, after this Rights Offering, our Common Shares will trade at or above the subscription price in any given time period. The market price of our Common Shares may decline during or after this Rights Offering, and you may not be able to sell the underlying Common Shares purchased during this Rights Offering at a price equal to or greater than the subscription price. You should obtain a current quote for our Common Shares before exercising your Rights and make your own assessment of our business and financial condition, our prospects for the future, and the terms of this Rights Offering.

Am I required to exercise the Rights I receive in this Rights Offering?

        No. You may exercise some or all of your Rights or you may choose not to exercise any Rights. If you do not exercise any Rights, the number of Common Shares you own will not change as a result of this Rights Offering. However, if you choose not to exercise your Rights, your ownership interest in the Company will be diluted to the extent other rights holders exercise their Rights, and your voting and other rights in the Company will likewise be diluted. You may also transfer your Rights. See "—May I transfer my Rights?" below.

How soon must I act to exercise my Rights?

        If you received a rights certificate and elect to exercise any or all of your Rights, the subscription agent must receive your properly completed and duly executed rights certificate, all other required subscription documents and full subscription payment, including final clearance of any uncertified check, before this Rights Offering expires at 5:00 p.m., Eastern time, on May 6, 2011. If you hold your shares in the name of a broker, dealer, custodian bank or other nominee, your nominee may establish an earlier deadline before the expiration of this Rights Offering by which time you must provide it with your instructions to exercise your Rights. We do not intend to extend the expiration of this Rights Offering.

        Although we will make reasonable attempts to provide this prospectus to our shareholders to whom Rights are distributed, this Rights Offering and all Rights will expire on the expiration date, whether or not we have been able to locate all such shareholders.

May I transfer my Rights?

        Yes. Rights are transferable from the commencement of this Rights Offering until 4:00 p.m., Eastern time, on May 5, 2011, the last trading day before the expiration date of this Rights Offering. See "The Rights Offering—Method of Transferring Rights."

How may I sell, transfer or assign my Rights?

        You may seek to sell your Rights through normal investment channels. See "The Rights Offering—Method of Selling Rights." In addition, if you hold your Rights in your own name, you may seek to sell or transfer your Rights through the subscription agent. See "The Rights Offering—Selling Rights through the Subscription Agent." The Rights will be eligible to trade on the NYSE under the symbol "CPF-RT" from the commencement of this Rights Offering until 4:00 p.m., Eastern time, on the last trading day before the expiration date of this Rights Offering. The Rights are a new issue of securities, however, and do not have an established trading market. We cannot give you any assurance that a market for the Rights will develop or, if a market does develop, whether it will be sustainable throughout the period when the Rights are transferable or at what prices the Rights will trade. Therefore, we cannot assure you that you will be able to sell any of your Rights or as to the value you may receive in a sale. See "The Rights Offering—Transferability of Rights" and "The Rights Offering—Method of Transferring Rights."

Are we requiring a minimum overall subscription from existing shareholders to complete this Rights Offering?

        No. We are not requiring an overall minimum subscription to complete this Rights Offering.

Has the Board of Directors made a recommendation to shareholders regarding this Rights Offering?

        No. Our Board of Directors is not making a recommendation regarding any exercise or transfer of your Rights. Rights holders who exercise Rights will incur investment risk on new money invested. The stock market and, in particular, the market for financial institution stocks, has experienced significant volatility over the past few years. As a result, the market price for our Common Shares may be volatile. In addition, the trading volume in our Common Shares may fluctuate more than usual and cause significant price variations to occur. Accordingly, Common Shares that an investor purchases in this Rights Offering may trade at a price lower than the subscription price. The trading price of our Common Shares will depend on many factors, which may change from time to time, including, without limitation, our financial condition, performance, creditworthiness and prospects, future sales of our equity or equity related securities, and other factors. Volatility in the market price of our Common Shares may prevent you from being able to sell the shares when you want or at prices you find attractive. You should make your decision based on your assessment of our business and financial condition, our prospects for the future, the terms of this Rights Offering and the information contained in, or incorporated by reference into, this prospectus. See "Risk Factors" for a discussion of some of the risks involved in investing in our Common Shares.

Will our directors and executive officers participate in this Rights Offering?

        To the extent they held Common Shares as of the Record Date, our directors and officers are entitled to participate in this Rights Offering on the same terms and conditions applicable to all rights holders. None of such directors and officers have entered into any commitments to purchase any shares in this Rights Offering. However, all such directors and officers have indicated to us that they intend to purchase their pro rata portion of shares pursuant to their Basic Subscription Rights. In addition, certain of those directors and officers intend to purchase, subject to availability, additional shares pursuant to their over-subscription privilege up to various amounts ranging from $10,000 to $500,000.

How do I exercise my Rights if I own shares in my name?

        If you hold Common Shares in your name and you wish to participate in this Rights Offering, you must deliver a properly completed and duly executed rights certificate and all other required subscription documents, together with payment of the full subscription price, to the subscription agent before 5:00 p.m., Eastern time, on the expiration date. If you send an uncertified check, payment will not be deemed to have been delivered to the subscription agent until the check has cleared. In certain cases, you may be required to provide signature guarantees.

        Please follow the delivery instructions on the rights certificate. Do not deliver documents to us. You are solely responsible for completing delivery to the subscription agent of your rights certificate, all other required subscription documents and subscription payment. You should allow sufficient time for delivery of your subscription materials to the subscription agent so that the subscription agent receives them by 5:00 p.m., Eastern time, on the expiration date.

        If you send a payment that is insufficient to purchase the number of shares you requested, or if the number of shares you requested is not specified in the forms, the payment received will be applied to exercise your Rights to the fullest extent possible based on the amount of the payment received, subject to the availability of shares and allocation procedure under the over-subscription privilege and the elimination of fractional shares.

What should I do if I want to participate in this Rights Offering but my shares are held in the name of a broker, dealer, custodian bank or other nominee?

        If you hold your Common Shares through a broker, dealer, custodian bank or other nominee, then your nominee is the record holder of the shares you own and the associated Rights. The record holder must exercise the Rights on your behalf. If you wish to purchase our Common Shares through this Rights Offering, you should contact your broker, dealer, custodian bank or nominee as soon as possible. Please follow the instructions of your nominee. Your nominee may establish an earlier deadline before the expiration date of this Rights Offering.

What form of payment is required to purchase our Common Shares?

        As described in the instructions accompanying the rights certificate, payments submitted to the subscription agent must be made in U.S. currency, by one of the following three methods:

  •
  by a cashier's check drawn upon a U.S. bank payable to "Wells Fargo Bank, N.A.";

  •
  by an uncertified check drawn upon a U.S. bank payable to "Wells Fargo Bank, N.A."; or

  •
  by wire transfer of immediately available funds at the following account: "Wells Fargo Bank, N.A.; ABA 121000248; Credit Stock Transfer Clearing A/C: 000-10-67-899; For further credit to Central Pacific Rights Offering; call Donna Boehm at (651) 450-4180 upon arrival." Any wire transfer should clearly indicate the identity of the subscriber who is paying the subscription price by wire transfer.

        Payments will be deemed to have been received upon (i) clearance of any cashier's check or uncertified check, or (ii) receipt of collected funds in the account designated above. If paying by uncertified check, please note that the funds paid thereby may take five or more business days to clear. Accordingly, rights holders who wish to pay the subscription price by means of uncertified check are urged to make payment sufficiently in advance of the expiration time to ensure that such payment is received and clears by such time.

        If you hold your shares in the name of a broker, dealer, custodian bank or other nominee, separate payment instructions may apply. Please contact your nominee, if applicable, for further payment instructions.

When will I receive my new shares?

        If you purchase Common Shares in this Rights Offering, you will receive your new shares as soon as practicable following the expiration of this Rights Offering.

After I send in my payment and rights certificate to the subscription agent, may I cancel my exercise of Rights?

        No. All exercises of Rights are irrevocable unless this Rights Offering is cancelled by the Company, even if you later learn information that you consider to be unfavorable to the exercise of your Rights. You should not exercise your Rights unless you are certain that you wish to purchase shares at the subscription price of $10 per share.

What effects will this Rights Offering have on our outstanding Common Shares?

        As a result of this Rights Offering, up to an additional 2,000,000 Common Shares may be issued and outstanding after the closing of this Rights Offering and the ownership and voting interests of the existing shareholders that do not fully exercise their Basic Subscription Rights will be diluted. As of the Record Date, we had 1,528,935 Common Shares outstanding. After the closing of the Private Placement and the TARP Exchange on February 18, 2011, we had 39,649,052 Common Shares outstanding.

        In addition, if the subscription price of the shares is less than the market price of our Common Shares it will likely reduce the market price per share of shares you already hold.

How much will the Company receive from this Rights Offering and how will such proceeds be used?

        We estimate that the net proceeds of this Rights Offering, after deducting estimated expenses of this Rights Offering payable by us, will be approximately $19.0 million assuming the exercise of Rights to purchase all 2,000,000 Common Shares in this Rights Offering. Because there is no minimum number of shares that must be sold in this Rights Offering, we can provide no assurance regarding the amount of capital we will actually raise in this Rights Offering. We intend to use the net proceeds we receive from this offering for general corporate purposes, including the potential payment of the accrued and unpaid interest on our junior subordinated debentures relating to our trust preferred securities which has been deferred since August 20, 2009.

Are there risks in exercising my Rights?

        Yes. The exercise of your Rights involves risks. Exercising your Rights involves the purchase of additional Common Shares and you should consider this investment as carefully as you would consider any other investment. Among other things, you should carefully consider the risks described under the heading "Risk Factors" beginning on page 17 of this prospectus and in the documents incorporated by reference into this prospectus.

If my exercise of Rights is not valid, will my subscription payment be refunded to me?

        Yes. The subscription agent will hold all funds it receives in a segregated bank account until completion of this Rights Offering. If your exercise of Rights is deemed not to be valid, all subscription payments received by the subscription agent will be returned as soon as practicable following the expiration of this Rights Offering, without interest or penalty. If you own shares through a nominee, it may take longer for you to receive your subscription payment because the subscription agent will return payments through the record holder of your shares.

What fees or charges apply if I purchase shares in this Rights Offering?

        We are not charging any fee or sales commission to issue Rights to you or to issue shares to you if you exercise your Rights. If you exercise your Rights through a broker, dealer, custodian bank or other nominee, you are responsible for paying any fees your record holder may charge you.

What are the U.S. federal income tax consequences of exercising my Rights?

        For U.S. federal income tax purposes, you should not recognize income or loss in connection with the receipt or exercise of Rights in this Rights Offering. You should consult your tax advisor as to your particular tax consequences resulting from this Rights Offering. For a detailed discussion, see "U.S. Federal Income Tax Consequences."

To whom should I send my forms and payment?

        If your shares are held in the name of a broker, dealer, custodian bank or other nominee, then you should send your rights certificate, all other required subscription documents and subscription payment to that record holder. If you are the record holder, then you should send your rights certificate, all other required subscription documents and subscription payment by mail, hand delivery or overnight courier to:

Wells Fargo Bank, N.A.
Shareowner Services
161 N. Concord Exchange
South St. Paul, Minnesota 55075
Attn: Voluntary Corporate Actions Department

Telephone Number for Confirmation or Information:
(800) 468-9716

        You and, if applicable, your nominee are solely responsible for completing delivery to the subscription agent of your rights certificate, all other required subscription documents and subscription payment. You should allow sufficient time for delivery of your subscription materials to the subscription agent and clearance of payment before the expiration of this Rights Offering. If you hold your Common Shares through a broker, dealer, custodian bank or other nominee, your nominee may establish an earlier deadline before the expiration date of this Rights Offering.

Whom should I contact if I have other questions?

        If you have any questions regarding this Rights Offering, completion of the rights certificate or any other subscription documents or submitting payment in this Rights Offering, please contact the subscription agent at the number or email above.

PROSPECTUS SUMMARY

        The following summary highlights selected information contained elsewhere in this prospectus and in the documents incorporated by reference in this prospectus and does not contain all the information you will need in making your investment decision. You should read carefully this entire prospectus and the documents incorporated by reference in this prospectus before making your investment decision.

 Central Pacific Financial Corp.

Company Overview

        Central Pacific Financial Corp. is a Hawaii corporation and a bank holding company. Our principal business is to serve as a holding company for our bank subsidiary, Central Pacific Bank.

        Central Pacific Bank (the "bank") is a full-service commercial bank with 34 branches and 120 ATMs located throughout the state of Hawaii. The bank offers a broad range of products and services including accepting time and demand deposits and originating loans, including commercial loans, construction loans, commercial and residential mortgage loans, and consumer loans. The bank also has an office in California.

        At December 31, 2010, we had total assets of approximately $3.9 billion, loans and leases of $2.2 billion and total deposits of $3.1 billion.

        Our Common Stock is traded on the NYSE under the ticker symbol "CPF." Our principal executive offices are located at 220 South King Street Honolulu, Hawaii 96813 and our telephone number is (808) 544-0500. Our internet address is http://www.centralpacificbank.com. The information contained on our web site is not part of this prospectus.

The Recapitalization

        We recently completed the following transactions as part of our recapitalization:

  •
  the Reverse Stock Split on February 2, 2011;

  •
  a capital raise of $325 million in the Private Placement that was completed on February 18, 2011, at a price of $10 per share, with investments from (1) Carlyle and Anchorage pursuant to the Investment Agreements and (2) the Additional Investors, pursuant to subscription agreements with each of the Additional Investors; and

  •
  concurrently with the Private Placement, (1) the TARP Exchange, pursuant to which we issued the Treasury 5,620,117 Common Shares, and (2) the amendment of the warrant held by the Treasury to, among other things, reflect an exercise price of $10 per share.

        Through this Rights Offering, our shareholders of record as of 5:00 p.m., Eastern time, on the Record Date, which is one business day prior to the completion of the Private Placement and the TARP Exchange, and their transferees have the opportunity to purchase our Common Shares at the same price per share paid by the Investors in the Private Placement.

 The Rights Offering

Securities Offered	We are distributing at no charge to holders of our Common Shares one transferable Right for each Common Share held of record as of 5:00 p.m., Eastern time, on the Record Date of February 17, 2011.
Subscription Price

The subscription price is $10 per Common Share. The subscription price is the same as the price paid by Investors in the Private Placement. See "Questions and Answers Relating to this Rights Offering—How was the subscription price determined?"

Right	Each Right consists of a Basic Subscription Right and an over-subscription privilege.
Basic Subscription Right

For each Right that you own, you will have a Basic Subscription Right to purchase 1.3081 Common Shares at the subscription price. You may exercise your Basic Subscription Right for some or all of your Rights, or you may choose not to exercise any of your Basic Subscription Rights.

Over-subscription Privilege

If you timely and fully exercise your Basic Subscription Right with respect to all the Rights you hold and other rights holders do not exercise their Basic Subscription Right in full, you may also subscribe for an unlimited additional whole number of Common Shares pursuant to the over-subscription privilege, subject to availability and allocation, provided that (i) no person may thereby acquire, together with its affiliates, beneficial ownership of 4.99% or more of the Common Shares and (ii) the aggregate purchase price of all Common Shares purchased in this Rights Offering may not exceed $20 million. If over-subscription requests exceed the number of shares available, however, we will allocate the available shares pro rata among the rights holders exercising the over-subscription privilege in proportion to the number of shares such a rights holder elected to purchase pursuant to the over-subscription privilege, relative to the aggregate number of shares requested in all of the over-subscription requests received from rights holders. For additional details regarding the pro rata allocation process, see "Questions and Answers Relating to the Rights Offering—What is the over-subscription privilege?" If you properly exercise your over-subscription privilege for a number of shares that exceeds the number of shares allocated to you, any excess subscription payments received by the subscription agent will be returned to you as soon as practicable, without interest or penalty, following the expiration of this Rights Offering.

No Fractional Shares	Fractional shares resulting from the exercise of the Basic Subscription Rights on an aggregate basis as to any rights holder will be eliminated by rounding down to the nearest whole share.

Record Date

February 17, 2011; however, pursuant to normal practices of the NYSE, shares of our Common Stock traded during the period from February 15, 2011 through February 25, 2011 traded with the Rights (i.e., with "due bills" attached).

Expiration Date	The Rights will expire at 5:00 p.m., Eastern time, on May 6, 2011. We do not intend to extend the expiration of this Rights Offering.
Shares Outstanding

As of the Record Date, which followed the Reverse Stock Split, we had 1,528,935 Common Shares outstanding. After the closing of the Private Placement and the TARP Exchange on February 18, 2011 we had 39,649,052 Common Shares outstanding. Assuming the sale of all 2,000,000 Common Shares in this Rights Offering, we would have 41,649,052 Common Shares outstanding upon the completion of this Rights Offering.

Use of Proceeds

We estimate that the net proceeds of this Rights Offering, after deducting estimated expenses of this Rights Offering payable by us, will be approximately $19.0 million assuming the exercise of Rights to purchase all 2,000,000 Common Shares in this Rights Offering. Because there is no minimum number of shares that must be sold this Rights Offering, we can provide no assurance regarding the amount of capital we will actually raise in this Rights Offering.

We intend to use the net proceeds we receive from this offering for general corporate purposes, including the potential payment of the accrued and unpaid interest on our junior subordinated debentures relating to our trust preferred securities which has been deferred since August 20, 2009. Please see "Use of Proceeds."

Procedure for Exercising Rights

To exercise your Rights, you must take the following steps: If you are a registered holder of Common Shares, you may deliver payment and a properly completed and duly executed rights certificate and all other required subscription documents to the subscription agent at or before 5:00 p.m., Eastern time, on May 6, 2011.

If you are a beneficial owner of shares that are registered in the name of a broker, dealer, custodian bank or other nominee, your broker, dealer, custodian bank or other nominee must exercise your Rights on your behalf and deliver all documents and payments to the subscription agent at or before 5:00 p.m., Eastern time, on May 6, 2011.

No Revocation

All exercises of Rights are irrevocable, even if you later learn information that you consider to be unfavorable to the exercise of your Rights. You should not exercise your Rights unless you are certain that you wish to purchase additional Common Shares at a subscription price of $10 per share.

No Board Recommendation

Our Board of Directors is not making any recommendation regarding any exercise or transfer of your Rights. You should make your decision based on your own assessment of our business and the terms of this Rights Offering. Please see "Risk Factors" for a discussion of some of the risks involved in investing in our Common Shares.

Subscription Agent	Wells Fargo Bank, National Association.
Dividend Policy	All dividends on the Common Stock have been suspended. See "Market for Common Shares and Dividend Policy" on page 40.
Market for Common Stock	Our Common Stock is currently traded on the NYSE under the symbol "CPF." See "Market for Common Shares and Dividend Policy" on page 40.
Transfer and Sale of Rights

The Rights are transferable from the commencement of this Rights Offering until 4:00 p.m., Eastern time, on May 5, 2011, the last trading day prior to the expiration of this Rights Offering. You may seek to sell or otherwise transfer your Rights through normal investment channels. See "The Rights Offering—Method of Selling Rights." In addition, if you hold your Rights in your own name, you may seek to sell or transfer your Rights through the subscription agent. See "The Rights Offering—Selling Rights through Subscription Agent." The Rights will be eligible to trade on the NYSE under the symbol "CPF-RT" during the period the Rights will be transferable as described above. The Rights are a new issue of securities, however, and do not have an established trading market. We cannot give you any assurance that a market for the Rights will develop or, if a market does develop, whether it will be sustainable throughout the period when the Rights are transferable or at what prices the Rights will trade. Therefore, we cannot assure you that you will be able to sell any of your Rights or as to the value you may receive in a sale. Commissions and applicable taxes or broker fees may apply if you sell your Rights. See "The Rights Offering—Transferability of Rights" and "The Rights Offering—Method of Transferring Rights."

 Summary Consolidated Financial Data

        The information at and for the years ended December 31, 2006 through 2010 is derived in part from, and should be read together with, our audited consolidated financial statements and accompanying notes incorporated by reference into this prospectus. The per Common Share data and the number of Common Shares outstanding have been adjusted to retroactively give effect to the Reverse Stock Split; however, all information is presented without giving effect to the Private Placement and the TARP Exchange. See page 41 for pro forma financial information.

	Year Ended December 31,
	2010	2009	2008	2007	2006
	(Dollars in thousands, except per share data)
Statement of Operation Data:
Total interest income	$160,754	$242,237	$303,952	$349,877	$320,381
Total interest expense	42,101	67,715	101,997	137,979	109,532
Net interest income	118,653	174,522	201,955	211,898	210,849
Provision for loan and lease losses	159,548	348,801	171,668	53,001	1,350
Net interest income (loss) after provision for loan and lease losses	(40,895)	(174,279)	30,287	158,897	209,499
Other operating income	57,036	57,413	54,808	45,804	43,156
Goodwill impairment	102,689	50,000	94,279	48,000	—
Other operating expense (excluding goodwill impairment)	164,405	166,876	178,543	128,556	132,163
Income (loss) before income taxes	(250,953)	(333,742)	(187,727)	28,145	120,492
Income tax expense (benefit)	—	(19,995)	(49,313)	22,339	41,312
Net income (loss)	(250,953)	(313,747)	(138,414)	5,806	79,180
Balance Sheet Data (Year-End):
Interest-bearing deposits in other banks	$729,014	$400,470	$475	$241	$5,933
Investment securities(1)	705,345	924,359	751,297	881,254	898,358
Loans and leases	2,169,444	3,041,980	4,030,266	4,141,705	3,846,004
Allowance for loan and lease losses	192,854	205,279	119,878	92,049	52,280
Goodwill	—	102,689	152,689	244,702	298,996
Other intangible assets	44,639	45,390	39,783	39,972	43,538
Total assets	3,938,051	4,869,522	5,432,361	5,680,386	5,487,192
Core deposits(2)	2,796,144	2,951,119	2,805,347	2,833,317	2,860,926
Total deposits	3,132,947	3,568,916	3,911,566	4,002,719	3,844,483
Long-term debt	459,803	657,874	649,257	916,019	740,189
Total shareholders' equity	66,052	335,963	526,291	674,403	738,139
Per Common Share Data:
Basic earnings (loss) per share	$(171.13)	$(220.56)	$(96.56)	$3.85	$51.90
Diluted earnings (loss) per share	(171.13)	(220.56)	(96.56)	3.82	51.37
Cash dividends declared	—	—	14.00	19.60	17.60
Book value	(42.18)	136.50	366.34	469.04	480.73
Diluted weighted average shares outstanding (in thousands)	1,516	1,459	1,433	1,520	1,541
Financial Ratios:
Return (loss) on average assets	(5.74)%	(5.87)%	(2.45)%	0.10%	1.50%
Return (loss) on average shareholders' equity	(140.73)	(54.99)	(23.07)	0.77	11.16
Net income (loss) to average tangible shareholders' equity	(193.24)	(77.60)	(37.00)	1.35	21.01
Average shareholders' equity to average assets	4.08	10.67	10.61	13.58	13.45
Net interest margin(3)	2.91	3.62	4.02	4.33	4.55
Net loan charge-offs to average loans	6.33	7.03	3.42	0.33	0.05
Nonaccrual loans to total loans and leases and loans held for sale(4)	10.96	15.13	3.26	1.48	0.23
Allowance for loan and lease losses to total loans and leases	8.89	6.75	2.97	2.22	1.36
Allowance for loan and lease losses to nonaccrual loans(4)	78.62	43.41	90.43	149.57	583.61
Dividend payout ratio	N/A	N/A	N/A	515.79	33.85
Leverage capital ratio	4.4	6.8	8.8	9.8	10.9
Tier 1 risk-based capital ratio	7.6	9.6	10.4	11.5	12.3
Total risk-based capital ratio	9.0	10.9	11.7	12.7	13.6

(1)
Held-to-maturity securities at amortized cost, available-for-sale securities at fair value.

(2)
Noninterest-bearing demand, interest-bearing demand and savings deposits, and time deposits under $100,000.

(3)
Computed on a taxable equivalent basis using an assumed income tax rate of 35%.

(4)
Nonaccrual loans include loans held for sale.

RISK FACTORS

        An investment in our Common Shares is subject to risks inherent in our business. The material risks and uncertainties that management believes affect us are described below. Before making an investment decision, you should carefully consider the risks and uncertainties described below together with all of the other information included or incorporated by reference in this prospectus.

        If any of the following risks actually occurs, our financial condition and results of operations could be materially and adversely affected. If this were to happen, the value of our common stock could decline significantly and you could lose all or part of your investment.

Risk Factors Related to our Business

Although we completed the Private Placement, we have incurred significant losses and cannot assure you that we will be profitable in the near term or at all.

        With the completion of the Private Placement, the bank's capital ratios currently exceed the levels required by the Consent Order with the FDIC and the DFI, and are at "well-capitalized" levels. As of December 31, 2010, after giving effect to our recapitalization including this Rights Offering as set forth under "Capitalization and Pro Forma Financial Information", the bank's leverage capital ratio was 11.00% and total risk-based capital ratio was 21.66%. However, we have incurred significant losses over the past few years, including net losses of $251.0 million for the year ended December 31, 2010, $313.7 million for the year ended December 31, 2009 and $138.4 million for the year ended December 31, 2008, primarily due to credit costs, including a significant provision for loan and lease losses. Although we have taken a number of steps to reduce our credit exposure, at December 31, 2010, we still had $302.8 million in nonperforming assets and it is possible that we will continue to incur elevated credit costs over the near term, which would adversely impact our overall financial performance, results of operations and capital ratios. We cannot assure you that we will return to profitability in the near term or at all.

The proceeds from the Private Placement may not be sufficient to satisfy our capital and liquidity needs in the future or to satisfy changing regulatory requirements, and we may need to raise additional capital.

        The proceeds from the Private Placement have been raised to strengthen our capital base as required by the Consent Order. As mentioned above, the bank's capital ratios currently exceed the levels required by the Consent Order and are at "well-capitalized" levels for regulatory purposes. As of December 31, 2010, after giving effect to our recapitalization including this Rights Offering as set forth under "Capitalization and Pro Forma Financial Information", the bank's leverage capital ratio was 11.00% and total risk-based capital ratio was 21.66%. However, despite the increase in our capital base, if economic conditions continue to be difficult or worsen or fail to improve in a timely manner, or if our operations or financial condition continues to deteriorate or fails to improve, particularly in the residential and commercial real estate markets where our business is located, we may need to raise additional capital. Factors affecting whether we would need to raise additional capital include, among others, additional provisions for loan and lease losses and loan charge-offs, changing requirements of regulators and other risks discussed in this "Risk Factors" section. If we had to raise additional capital, there can be no assurance that we would be able to do so in the amounts required and in a timely manner, or at all. In addition, any additional capital raised may be significantly dilutive to our existing shareholders and may result in the issuance of securities that have rights, preferences and privileges that are senior to our Common Shares.

We are subject to a number of requirements and prohibitions under regulatory orders imposed on us and we cannot assure you whether or when such orders will be lifted.

        The bank has been subject to the Consent Order since December 9, 2009, which requires it to improve its capital position, asset quality, liquidity and management oversight, among other matters. The bank was required to increase its Tier 1 capital to maintain a minimum leverage capital ratio and total risk-based capital ratio of at least 10% and 12%, respectively, by March 31, 2010. Although the bank missed this deadline, with the completion of the Private Placement, the bank's capital ratios currently exceed the levels required by the Consent Order and are at "well-capitalized" levels. As of December 31, 2010, after giving effect to our recapitalization including this Rights Offering as set forth under "Capitalization and Pro Forma Financial Information", the bank's leverage capital ratio was 11.00% and total risk-based capital ratio was 21.66%. In addition, the Consent Order requires the bank to, among other things, maintain an adequate allowance for loan and lease losses at all times and systematically reduce the amount of commercial real estate loans, particularly land development and construction loans.

        In addition, the Company is subject to a Written Agreement (the "Agreement") with the Federal Reserve Bank of San Francisco (the "FRBSF") and DFI dated July 2, 2010, which supersedes in its entirety the Memorandum of Understanding that the Company entered into on April 1, 2009 with the FRBSF and DFI. Among other matters, the Agreement provides that unless we receive the consent of the FRBSF and DFI, we cannot: (i) pay dividends; (ii) receive dividends or payments representing a reduction in capital from the bank; (iii) directly or through our non-bank subsidiaries make any payments on subordinated debentures or trust preferred securities; (iv) directly or through any non-bank subsidiaries incur, increase or guarantee any debt; or (v) purchase or redeem any shares of our stock. The Agreement requires that our Board of Directors fully utilize the Company's financial and managerial resources to ensure that the bank complies with the Consent Order. We were also required to submit to the FRBSF an acceptable capital plan and cash flow projection.

        On February 9, 2011, the bank entered into a Memorandum of Understanding (the "MOU") with the FDIC and DFI relating to the Bank Secrecy Act (the "BSA"). Under the MOU, the bank will be required to (i) fully comply with the BSA and anti-money laundering requirements, (ii) implement a plan to ensure such compliance, including improving and maintaining an adequate system of internal controls, bolstering policies on customer due diligence, providing for comprehensive independent testing to validate compliance, and maintaining an adequate compliance staff, (iii) correct all deficiencies identified by our regulators and (iv) provide them with progress reports.

        Although the bank is currently in compliance with the capital ratio requirements as well as certain other requirements in the Consent Order, it is not in complete compliance with a number of other requirements. Those requirements include management succession planning, the separation of chairman and chief executive officer roles, implementation of a management review program, adoption of a new strategic plan following our recapitalization, correction of all violations of law, and improvements in the information technology and trust functions, all of which are expected to be completed by no later than August 2011. Also, we continue to work on further reducing our classified assets, further reducing high risk concentrations in our credit portfolio and further bolstering our ALLL, with the ultimate goal of returning to profitability. We cannot assure you whether or when the bank will be in compliance with the remaining requirements in the Consent Order or whether or when the Consent Order, the Agreement or the MOU will be lifted or terminated. Even if lifted or terminated, we may still be subject to memoranda of understanding or other agreements with regulators that restrict our activities and may also continue to impose capital ratios requirements. The requirements and restrictions of the Consent Order, the Agreement and the MOU are judicially enforceable and the Company or the bank's failure to comply with such requirements and restrictions may subject the Company and the bank to additional regulatory restrictions including: the imposition of civil monetary penalties; the termination of insurance of deposits; the issuance of removal and prohibition orders against institution-affiliated parties; the appointment of a conservator or receiver for the bank; the issuance of directives to increase capital or enter into a strategic transaction, whether by merger or otherwise, with a third party, if we again fall below the capital ratio requirements; and the enforcement of such actions through injunctions or restraining orders.

We may suffer substantial losses due to our agreements to indemnify investors in the Private Placement against a broad range of potential claims.

        In our agreements with the investors in the Private Placement, we agreed to indemnify the investors for a broad range of claims, including losses resulting from the inaccuracy or breach of representations or warranties made by us in such agreements and the breach by us to perform our covenants contained in such agreements. While these indemnities are subject to various limitations, if claims were successfully brought against us, it could potentially result in significant losses for the Company.

As a result of the Private Placement, Carlyle and Anchorage became substantial holders of our Common Shares.

        Upon the completion of the Private Placement, Carlyle and Anchorage each became holders of approximately 24% of our outstanding Common Shares and each has a representative and the right to an observer on our and the bank's Board of Directors. Although Carlyle and Anchorage each entered into certain passivity agreements with the FRB in connection with their investments in us, Carlyle and Anchorage each have substantial influence over our corporate policy and business strategy. In addition, Carlyle and Anchorage each have pre-emptive rights to maintain their percentage ownership of our Common Shares in the event of certain issuances of securities by us. In pursuing their economic interests, Carlyle and Anchorage may have interests that are different from the interests of our other shareholders.

Resales of our Common Shares in the public market may cause the market price of our Common Shares to fall.

        We issued a large number of Common Shares to the Investors in the Private Placement and to the Treasury in the TARP Exchange. The Lead Investors have certain registration rights with respect to the Common Shares held by them following a one-year lock-up period provided in their respective Investment Agreements. The Additional Investors have certain registration rights with respect to the Common Shares purchased by them in the Private Placement until six months following the completion of the Private Placement and the Company intends to register their shares. In addition, in connection with the TARP Exchange, we provided the Treasury with certain registration rights with respect to the Common Shares issued to the Treasury in exchange for our previously outstanding TARP Preferred Stock and the Company intends to register those shares, as well as shares issuable upon exercise of a warrant to purchase Common Shares held by the Treasury. The registration rights for the Lead Investors will allow them to sell their Common Shares without compliance with the volume and manner of sale limitations under Rule 144 promulgated under the Securities Act and the registration rights for the Additional Investors will allow them to sell their Common Shares before their holding period under Rule 144 expires. The market value of our Common Shares could decline as a result of sales by the Investors and the Treasury from time to time of a substantial amount of the Common Shares held by them.

Our ability to use net operating loss carryovers to reduce future tax payments may be limited or restricted.

        We have generated significant NOLs as a result of our recent losses. We generally are able to carry NOLs forward to reduce taxable income in future years. However, our ability to utilize the NOLs is subject to the rules of Section 382 of the Internal Revenue Code. Section 382 generally restricts the use of NOLs after an "ownership change." An ownership change occurs if, among other things, the shareholders (or specified groups of shareholders) who own or have owned, directly or indirectly, 5% or more of a corporation's common stock or are otherwise treated as 5% shareholders under Section 382 and the Treasury regulations promulgated thereunder increase their aggregate percentage ownership of that corporation's stock by more than 50 percentage points over the lowest percentage of the stock owned by these shareholders over a three-year rolling period. In the event of an ownership change, Section 382 imposes an annual limitation on the amount of taxable income a corporation may offset with NOL carry forwards. This annual limitation is generally equal to the product of the value of the corporation's stock on the date of the ownership, multiplied by the long-term tax-exempt rate published monthly by the Internal Revenue Service. Any unused annual limitation may be carried over to later years until the applicable expiration date for the respective NOL carry forwards.

        We do not anticipate that our recapitalization, including the Private Placement, the TARP Exchange and this Rights Offering, will cause an "ownership change" within the meaning of Section 382. In addition, in order to reduce the likelihood that future transactions in our Common Shares will result in an ownership change, on November 23, 2010, we adopted a Tax Benefits Preservation Plan, which provides an economic disincentive for any person or group to become an owner, for relevant tax purposes, of 4.99% or more of our Common Shares. However, we cannot ensure that our ability to use our NOLs to offset income will not become limited in the future. As a result, we could pay taxes earlier and in larger amounts than would be the case if our NOLs were available to reduce our federal income taxes without restriction.

        To further protect our tax benefits, on January 26, 2011, our Board of Directors approved a proposed amendment to our restated articles of incorporation to restrict transfers of our stock if the effect of an attempted transfer would cause the transferee to become an owner, for relevant tax purposes, of 4.99% or more of our Common Shares (a "Threshold Holder") or cause the beneficial ownership of Threshold Holder to increase (the "Protective Charter Amendment"). At our annual meeting of shareholders on April 27, 2011, we intend to propose the amendment for shareholder approval. The Protective Charter Amendment also does not guarantee that we will not experience an ownership change.

Because of our participation in the Troubled Asset Relief Program ("TARP") and under the terms of our exchange agreement with the Treasury, we are subject to restrictions on compensation paid to our executives, which may make it difficult to attract and retain key members of management.

        Pursuant to the terms of the TARP Capital Purchase Program, we adopted certain standards for executive compensation and corporate governance for the period during which the Treasury owns any debt or equity securities acquired pursuant to TARP. These standards generally apply to our five most highly compensated senior executive officers, including our Executive Chairman and Chief Financial Officer, and/or certain of these restrictions also apply up to the next 20 most highly compensated senior executives. The standards include, among other things:

  •
  ensuring that incentive compensation for senior executives does not encourage unnecessary and excessive risks that threaten the value of the financial institution;

  •
  a required clawback of any bonus or incentive compensation paid to a senior executive officer and the next twenty most highly compensated employees based on materially inaccurate financial statements or any other materially inaccurate financial performance metric criteria;

  •
  a prohibition on making golden parachute payments to senior executive officers and the next five most highly compensated employees;

  •
  an agreement not to deduct for tax purposes annual compensation in excess of $500,000 for each senior executive officer; and

  •
  limitations on bonuses and incentive compensation.

        We depend on the services of existing management to carry out our business strategy and our recovery plan which we began implementing in March 2010 to improve our financial health and capital ratios. In addition, our success depends in large part on our ability to attract and retain other key employees. See "—We may not be able to attract and retain skilled people" below. The loss of the services of any management personnel, or the inability to recruit and retain qualified personnel in the future, could have an adverse effect on our results of operations, financial condition and prospects. In particular, the change to the deductibility limit on executive compensation may increase the overall cost of our compensation programs in future periods and make it more difficult to attract suitable candidates to serve as executive officers.

        We are also obligated to comply with any subsequent amendments to these restrictions for so long as we remain subject to such restrictions.

Our Hawaii and, to a lesser extent, California commercial real estate and construction loan operations have a considerable effect on our results of operations.

        The performance of our Hawaii and California commercial real estate and construction loans depends on a number of factors, including improvement of the real estate market in which we operate. As we have seen in the Hawaii and California construction and commercial real estate markets since the latter part of 2007, the strength of the real estate market and the results of our operations could continue to be negatively affected by the economic downturn. While we are no longer originating new loans out of our Mainland operations, we still have a sizable California loan portfolio and the performance of that portfolio continues to be subject to market conditions in California.

        Declines in the market for commercial property are causing commercial borrowers to suffer losses on their projects and they may be unable to repay their loans. Defaults of these loans or further deterioration in the credit worthiness of any of these borrowers would further negatively affect our financial condition, results of operations and prospects. Declines in housing prices and the supply of existing houses for sale are causing residential developers who are our borrowers to also suffer losses on their projects and encounter difficulty in repaying their loans. Since the third quarter of 2007, we have significantly increased our provision for loan and lease losses as a result of these challenging conditions. During the year ended December 31, 2010, our provision for loan and lease losses amounted to $159.5 million, compared to $348.8 million in 2009 and $171.7 million in 2008, while our percentage of nonperforming assets to total loans and leases, loans held for sale and other real estate was 13.18% for the year ended December 31, 2010, compared to 15.85% in 2009 and 3.52% in 2008. Credit costs were elevated through 2010 and we cannot assure you that we will have an adequate provision for loan and lease losses to cover future losses. If we suffer greater losses than we are projecting, our recovery plan and the ability to improve our position will be materially adversely affected.

Difficult economic and market conditions have adversely affected our industry and continued economic slowdown in Hawaii or a worsening of current market conditions in general would result in additional adverse effects on us.

        The U.S. economy entered into one of the longest economic recessions to have occurred since the Great Depression of the 1930's in December 2007. Although general economic trends and market conditions have since stabilized to some degree, a continued economic slowdown in Hawaii or a worsening of current market conditions in general would likely result in additional adverse effects on us, including: (i) loan delinquencies may continue to increase; (ii) problem assets and foreclosures may continue to increase leading to more loan charge-offs; (iii) demand for our products and services may decline; (iv) low cost or non-interest bearing deposits may continue to decrease; and (v) collateral for loans made by us, especially involving real estate, may continue to decline in value, in turn reducing customers' borrowing power and reducing the value of assets and collateral associated with our existing loans.

        Furthermore, unlike larger national or other regional banks that are more geographically diversified, our business and operations are closely tied to the Hawaii market. The Hawaii economy relies on tourism, real estate, government and other service-based industries. Declines in tourism, increases in energy costs, the availability of affordable air transportation, adverse weather and natural disasters, like the recent earthquake and tsunami in Japan, and local budget issues impact consumer and corporate spending. As a result, such events may contribute to the deterioration in Hawaii's general economic condition, which could adversely impact us and our borrowers.

        The high concentration of commercial real estate and construction loans in our portfolio, combined with the deterioration in these sectors caused by the economic downturn, had and may continue to have a significantly more adverse impact on our operating results than many other banks across the nation. Although we have taken a number of steps to reduce our credit risk exposure over the past several quarters, we still had $302.8 million in nonperforming assets at December 31, 2010. If our borrowers continue to experience financial difficulty, or if property values securing our real estate loans decline further, we will continue to incur elevated credit costs due to the composition of our loan portfolio even if market conditions stabilize or improve.

Our allowance for loan and lease losses may not be sufficient to cover actual loan losses, which could adversely affect our results of operations. Additional loan losses will likely occur in the future and may occur at a rate greater than we have experienced to date.

        As a lender, we are exposed to the risk that our loan customers may not repay their loans according to their terms and that the collateral or guarantees securing these loans may be insufficient to assure repayment. During the year ended December 31, 2010, our provision for loan and lease losses amounted to $159.5 million, compared to $348.8 million in 2009 and $171.7 million in 2008. Our current allowance for loan and lease losses may not be sufficient to cover future loan losses. We may experience significant loan losses that could have a material adverse effect on our operating results. Management makes various assumptions and judgments about the collectibility of our loan portfolio, which are regularly reevaluated and are based in part on:

  •
  current economic conditions and their estimated effects on specific borrowers;

  •
  an evaluation of the existing relationships among loans, potential loan losses and the present level of the allowance for loan and lease losses;

  •
  results of examinations of our loan portfolios by regulatory agencies; and

  •
  management's internal review of the loan portfolio.

        In determining the size of the allowance for loan and lease losses, we rely on an analysis of our loan portfolio, our experience and our evaluation of general economic conditions, as well as the requirements of the Consent Order and other regulatory input. If our assumptions prove to be incorrect, our current allowance for loan and lease losses may not be sufficient. Because of the uncertainty in the economy, volatility in the credit and real estate markets, including specifically, the deterioration in the Hawaii and California real estate markets and our high concentration of commercial real estate and construction loans, we made significant adjustments to our allowance for loan and lease losses in 2008, 2009 and 2010 and may need to make additional adjustments in the future.

Our ability to maintain adequate sources of funding and liquidity and required capital levels may be negatively impacted by the current economic environment which may, among other things, impact our ability to satisfy our obligations.

        Liquidity is essential to our business. An inability to raise funds through deposits, borrowings, the sale of investments or loans, and other sources would have a substantial negative effect on our liquidity.

Our access to funding sources in amounts adequate to finance our activities on terms which are acceptable to us could be impaired by factors that affect us specifically or the financial services industry or economy in general. Factors that could detrimentally impact our access to liquidity sources include concerns regarding the continued deterioration in our financial condition, increased regulatory actions against us and a decrease in the level of our business activity as a result of a downturn in the markets in which our loans or deposits are concentrated. Our ability to borrow could also be impaired by factors that are not specific to us, such as a disruption in the financial markets or negative views and expectations about the prospects for the financial industry in light of the recent turmoil faced by banking organizations and the credit markets.

        The management of liquidity risk is critical to the management of our business and our ability to service our customer base. In managing our balance sheet, our primary source of funding is customer deposits. Our ability to continue to attract these deposits and other funding sources is subject to variability based upon a number of factors including volume and volatility in the securities' markets, our financial condition, our credit rating and the relative interest rates that we are prepared to pay for these liabilities. The availability and level of deposits and other funding sources is highly dependent upon the perception of the liquidity and creditworthiness of the financial institution, which perception can change quickly in response to market conditions or circumstances unique to a particular company. Concerns about our past and future financial condition or concerns about our credit exposure to other persons could adversely impact our sources of liquidity, financial position, including regulatory capital ratios, results of operations and our business prospects.

        If the level of deposits were to materially decrease, we would have to raise additional funds by increasing the interest that we pay on certificates of deposits or other depository accounts, seek other debt or equity financing or draw upon our available lines of credit. We rely on commercial and retail deposits, and to a lesser extent, advances from the FHLB and the Federal Reserve discount window, to fund our operations. Although we have historically been able to replace maturing deposits and advances as necessary, we might not be able to replace such funds in the future if, among other things, our results of operations or financial condition or the results of operations or financial condition of the FHLB or market conditions were to change.

        Our line of credit with the FHLB serves as our primary outside source of liquidity. By virtue of the Consent Order, the bank is in default under its arrangement with the FHLB. Although the bank has not received any notice, the FHLB has the right to call all outstanding borrowings under this arrangement and is not obligated to make future advances. Our maximum borrowing term is limited to two years. The Federal Reserve discount window also serves as an additional outside source of liquidity. Borrowings under this arrangement are through the Federal Reserve's secondary facility and are subject to providing additional information regarding the financial condition of the bank and reasons for the borrowing. The duration of borrowings from the Federal Reserve discount window are generally for a very short period, usually overnight. In the event that these outside sources of liquidity become unavailable to us, we will need to seek additional sources of liquidity, including selling assets. We cannot assure you that we will be able to sell assets at a level to allow us to repay borrowings or meet our liquidity needs.

        In February 2009, our collateral arrangement with the FHLB converted from a blanket pledge arrangement to a physical possession arrangement whereby we are required to deliver certain original loan documents to the FHLB for the collateral securing our advances. In December 2010, the FHLB expanded the physical possession arrangement to require copies of all loan documents for the collateral securing advances. As a result, should the FHLB elect to call any of our outstanding borrowings, they would maintain possession of the collateral we pledged and could assume legal ownership of the assets in the event we are unable to meet our obligations.

        We constantly monitor our activities with respect to liquidity and evaluate closely our utilization of our cash assets; however, there can be no assurance that our liquidity or the cost of funds to us may not be materially and adversely impacted as a result of economic, market, or operational considerations that we may not be able to control.

        In addition, the bank's ability to accept brokered deposits has been restricted, and the interest rates we may pay are constrained, both of which could impact our liquidity.

In addition to the Consent Order, the Agreement and the MOU, governmental regulation and regulatory actions against us may further impair our operations or restrict our growth.

        In addition to the requirements of the Consent Order, the Agreement and the MOU, we are subject to significant governmental supervision and regulation. These regulations are intended primarily for the protection of depositors' funds, federal deposit insurance funds and the banking system as a whole, not security holders. These regulations affect our lending practices, capital structure, investment practices, dividend policy and growth, among other things. Congress and federal regulatory agencies continually review banking laws, regulations and policies for possible changes. Statutes and regulations affecting our business may be changed at any time and the interpretation of these statutes and regulations by examining authorities may also change.

        There can be no assurance that such changes to the statutes and regulations or to their interpretation will not adversely affect our business. Such changes could subject us to additional costs, limit the types of financial services and products we may offer and/or increase the ability of non-banks to offer competing financial services and products, among other things. In addition to governmental supervision and regulation, we are subject to changes in other federal and state laws, including changes in tax laws, which could materially affect the banking industry. We are subject to the rules and regulations of the FRBSF, FDIC and DFI and may be subject to the rules and regulations promulgated by the Consumer Protection Bureau which was recently created pursuant to the Dodd-Frank Act. If we fail to comply with federal and state bank regulations, the regulators may limit our activities or growth, impose fines on us or ultimately cease our operations. Banking laws and regulations change from time to time. Bank regulations can hinder our ability to compete with financial services companies that are not regulated in the same manner or are less regulated. Federal and state bank regulatory agencies regulate many aspects of our operations. These areas include:

  •
  the capital that must be maintained;

  •
  the kinds of activities that can be engaged in;

  •
  the kinds and amounts of investments that can be made;

  •
  the locations of offices;

  •
  insurance of deposits and the premiums that we must pay for this insurance; and

  •
  how much cash we must set aside as reserves for deposits.

        In particular, President Obama signed the Dodd-Frank Act into law on July 21, 2010. The Dodd-Frank Act provides for a comprehensive overhaul of the financial services industry within the United States. While the full effects of the legislation on us cannot yet be determined, it could result in higher compliance and other costs, reduced revenues and higher capital and liquidity requirements, among other things, which could adversely affect our business.

        In addition, bank regulatory authorities have the authority to bring enforcement actions against banks and bank holding companies for unsafe or unsound practices in the conduct of their businesses or for violations of any law, rule or regulation, any condition imposed in writing by the appropriate bank regulatory agency or any written agreement with the authority. Possible enforcement actions against us could include a federal conservatorship or receivership for the bank, the issuance of additional orders that could be judicially enforced, the imposition of civil monetary penalties, the issuance of directives to enter into a strategic transaction, whether by merger or otherwise, with a third party, the termination of insurance of deposits, the issuance of removal and prohibition orders against institution-affiliated parties, and the enforcement of such actions through injunctions or restraining orders.

While our 2010 audited financial statements assume we will continue our operations on a going concern basis, the opinion of our independent auditors on those financial statements contained an explanatory paragraph that there is substantial doubt about our ability to continue as a going concern.

        The opinion of our independent auditors on our 2010 audited financial statements contained an explanatory paragraph that there is substantial doubt about our ability to continue as a going concern. Our audited financial statements were prepared under the assumption that we will continue our operations on a going concern basis, which contemplates the realization of assets and the discharge of liabilities in the normal course of business. Our financial statements do not include any adjustments that might be necessary if we are unable to continue as a going concern. Although we recently completed our $325 million capital raise, if we sustain unanticipated losses or regulators take further action and we cannot continue as a going concern, our shareholders may lose all of their investment in the Company.

We may not be able to attract and retain skilled people.

        Our success depends in large part on our ability to attract and retain key people. There are a limited number of qualified persons in Hawaii with the knowledge and experience required to successfully implement our recovery plan. The more senior the executive, the more difficult it is to locate suitable candidates in the local market. Accordingly, in many circumstances, it is necessary for us to recruit potential candidates from the mainland. At this time, new senior executives are required to be approved by our regulators. Suitable candidates for positions may decline to consider employment with the Company given its financial condition and the current regulatory environment, particularly since in some circumstances, this would require that the employee relocate from the mainland to Hawaii, where other employment opportunities in the banking industry may be limited. In addition, it may be difficult for us to offer compensation packages that would be sufficient to convince candidates that are acceptable to our regulators and meet our requirements to agree to become our employee and/or relocate. Our financial condition and the existing uncertainties may result in existing employees seeking positions at other companies where these issues are not present. The unexpected loss of services of other key personnel could have a material adverse impact on our business because of a loss of their skills, knowledge of our market and years of industry experience. If we are not able to promptly recruit qualified personnel, which we require to conduct our operations, our business and our ability to successfully implement our recovery plan could be adversely affected.

The recent turnover in key positions in our finance and credit departments could increase the risk that our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

        Our disclosure controls and procedures are designed to reasonably assure that information required to be disclosed by us in reports we file or submit under the Exchange Act is accurately accumulated by management, and recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms. We believe that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met and depend on the sufficiency of the personnel involved in those functions. There has been recent turnover in key positions in our finance and credit departments as part of the implementation of our recovery plan. We have also experienced significant turnover on our executive management team within the past year, including the appointments of a new Executive Chairman of the Board in June 2010, new Chief Financial Officer in August 2010 and new Chief Credit Officer in February 2011. The recent changes to our executive management team, combined with the turnover within our finance and credit departments, could increase the risk that our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

A large percentage of our real estate loans are construction loans which involve the additional risk that a project may not be completed, increasing the risk of loss.

        Approximately 17% of our real estate loan portfolio as of December 31, 2010 was comprised of construction loans. Seventy-three percent of these construction loans were in Hawaii while 27% were located on the mainland. Many of our construction loans are reliant upon sponsors and/or guarantors for additional support. Repayment of construction loans is dependent upon the successful completion of the construction project, on time and within budget, and the successful sale of a completed project or the conversion of the construction loan into a term loan. If a borrower is unable to complete a construction project or if the marketability or value of the completed development is impaired, proceeds from the sale of the subject property may be insufficient to repay the loan.

        In recent periods, our construction loan portfolio has been significantly impacted by an increase in loan delinquencies and defaults, as well as declining collateral values resulting from the downturn in the commercial real estate markets in Hawaii and California and the significant negative impact this had on our borrowers, guarantors, and many of the projects securing our construction loans. Even if economic conditions stabilize or improve, our construction loan portfolio may continue to experience material credit losses due to our high concentration of loans with exposure to this sector, combined with the continuing uncertainty surrounding many of the projects securing our existing construction loans and the diminished capacity of many of our construction borrowers and guarantors.

A large percentage of our loans are collateralized by real estate and continued deterioration in the real estate market may result in additional losses and adversely affect our financial results.

        Our results of operations have been, and in future periods, will continue to be significantly impacted by the economy in Hawaii, and to a lesser extent, other markets we are exposed to including California. Approximately 84% of our loan portfolio as of December 31, 2010 was comprised of loans primarily collateralized by real estate, with the majority of these loans concentrated in Hawaii.

        Deterioration of the economic environment in Hawaii, California or other markets we are exposed to, including a continued decline or worsening declines in the real estate market and single-family home resales or a material external shock, may significantly impair the value of our collateral and our ability to sell the collateral upon foreclosure. In the event of a default with respect to any of these loans, amounts received upon sale of the collateral may be insufficient to recover outstanding principal and interest on the loan. Over the past three years, material declines in the value of the real estate assets securing many of our commercial real estate loans has led to significant credit losses in this portfolio. As a result of our particularly high concentration of commercial real estate and construction loans, the risk within our portfolio is higher than many financial institutions and, as a result, our portfolio had been and remains particularly susceptible to significant credit losses during economic downturns and adverse changes in the real estate market. Because of our high concentration of loans secured by real estate (the majority of which were originated several years ago), it is possible that we will continue to experience elevated levels of credit losses and higher Provisions even if the overall real estate market stabilizes or improves due to the continuing uncertainty surrounding many of the specific real estate assets securing our loans and the weakened financial condition of many of our commercial real estate borrowers and guarantors.

The Federal Home Loan Bank of Seattle has entered into a consent order with the Federal Housing Finance Agency. If our investment in the Federal Home Loan Bank of Seattle is classified as other-than-temporarily impaired or as permanently impaired, our earnings and stockholder's equity could decrease.

        We own stock in the Federal Home Loan Bank of Seattle ("FHLB"). We hold this stock to qualify for membership in the Federal Home Loan Bank System and to be eligible to borrow funds under the FHLB's advance program. The aggregate cost and fair value of our FHLB stock was $48.8 million as of December 31, 2010.

        On October 25, 2010, the FHLB entered into a consent order with the Federal Housing Finance Agency (the "FHFA"), which requires the FHLB to take certain specified actions related to its business and operations. Following the filing of the FHLB's second quarter 2011 quarterly report on Form 10-Q with the SEC, and once the FHLB reaches and maintains certain thresholds, the bank may begin repurchasing member capital stock at par. Further, the FHLB may again be in position to redeem certain capital stock from members and begin paying dividends once the FHLB:

  •
  achieves and maintains certain other financial and operational metrics;

  •
  remediates certain concerns regarding its oversight and management, asset improvement program, capital adequacy and retained earnings, risk management, compensation practices, examination findings, and information technology; and

  •
  returns to a "safe and sound" condition as determined by the FHFA.

        Any stock repurchases, redemptions and dividend payments will be subject to FHFA approval. There continues to be a risk that the FHLB may not be permitted to redeem capital stock from members and begin paying dividends in the future, and that our investment in FHLB stock could be impaired at some time in the future. If this occurs, our earnings and stockholders' equity would be negatively impacted.

Our business is subject to interest rate risk and fluctuations in interest rates may adversely affect our earnings.

        The majority of our assets and liabilities are monetary in nature and subject to risk from changes in interest rates. Like most financial institutions, our earnings and profitability depend significantly on our net interest income, which is the difference between interest income on interest-earning assets, such as loans and investment securities, and interest expense on interest-bearing liabilities, such as deposits and borrowings. We expect that we will periodically experience "gaps" in the interest rate sensitivities of our assets and liabilities, meaning that either our interest-bearing liabilities will be more sensitive to changes in market interest rates than our interest-earning assets, or vice versa. If market interest rates should move contrary to our position, this "gap" will work against us and our earnings may be negatively affected. In light of our current volume and mix of interest-earning assets and interest-bearing liabilities, our interest rate margin could be expected to increase during periods of rising interest rates and, conversely, to decline during periods of falling interest rates. We are unable to predict or control fluctuations of market interest rates, which are affected by many factors, including the following:

  •
  inflation;

  •
  recession;

  •
  changes in unemployment;

  •
  the money supply;

  •
  international disorder and instability in domestic and foreign financial markets; and

  •
  governmental actions.

        Our asset/liability management strategy may not be able to control our risk from changes in market interest rates and it may not be able to prevent changes in interest rates from having a material adverse effect on our results of operations and financial condition. From time to time, we may reposition our assets and liabilities to reduce our net interest income volatility.

We operate in a highly competitive industry and market area.

        We face substantial competition in all areas of our operations from a variety of different competitors, many of which are larger and may have more financial resources. Such competitors primarily include national, regional and community banks within the various markets we operate. Additionally, various out-of-state banks conduct significant business in the market areas in which we currently operate. We also face competition from many other types of financial institutions, including, without limitation, savings and loans, credit unions, finance companies, brokerage firms, insurance companies, factoring companies and other financial intermediaries.

        The financial services industry could become even more competitive as a result of legislative, regulatory and technological changes and continued consolidation. Banks, securities firms and insurance companies can merge under the umbrella of a financial holding company, which can offer virtually any type of financial service, including banking, securities underwriting, insurance (both agency and underwriting) and merchant banking. Also, technology has lowered barriers to entry and made it possible for non-banks to offer products and services traditionally provided by banks, such as automatic transfer and automatic payment systems. Many of our competitors have fewer regulatory constraints and may have lower cost structures. Additionally, due to their size, many competitors may be able to achieve economies of scale and, as a result, may offer a broader range of products and services as well as better pricing for those products and services than we can.

        Our ability to compete successfully depends on a number of factors, including, among other things:

  •
  the ability to develop, maintain and build upon long-term customer relationships based on top quality service, high ethical standards and safe, sound assets;

  •
  the ability to expand our market position;

  •
  the scope, relevance and pricing of products and services offered to meet customer needs and demands;

  •
  the rate at which we introduce new products and services relative to its competitors;

  •
  customer satisfaction with our level of service; and

  •
  industry and general economic trends.

        Failure to perform in any of these areas could significantly weaken our competitive position, which could adversely affect our growth and profitability, which, in turn, could have a material adverse effect on our financial condition and results of operations.

        The soundness of our financial condition may also affect our competitiveness. Customers may decide not to do business with the bank due to its financial condition. In addition, our ability to compete is impacted by the limitations on our activities imposed under the Consent Order and the Agreement. We have and continue to face additional regulatory restrictions that our competitors may not be subject to, including reducing our commercial real estate loan portfolio, improving the overall risk profile of the Company and restrictions on the amount of interest we can pay on deposit accounts, which could adversely impact our ability to compete and attract and retain customers.

The soundness of other financial institutions could adversely affect us.

        Our ability to engage in routine funding transactions could be adversely affected by the actions and commercial soundness of other financial institutions. Defaults by, or even rumors or questions about, one or more financial services institutions, or the financial services industry generally, have led to market-wide liquidity problems and could lead to losses or defaults by us or by other institutions. There is no assurance that any such losses would not materially and adversely affect our results of operations.

Our deposit customers may pursue alternatives to deposits at our bank or seek higher yielding deposits causing us to incur increased funding costs.

        We are facing increasing deposit-pricing pressures. Checking and savings account balances and other forms of deposits can decrease when our deposit customers perceive alternative investments, such as the stock market or other non-depository investments as providing superior expected returns or seek to spread their deposits over several banks to maximize FDIC insurance coverage. Furthermore, technology and other changes have made it more convenient for the bank's customers to transfer funds into alternative investments including products offered by other financial institutions or non-bank service providers. Additional increases in short-term interest rates could increase transfers of deposits to higher yielding deposits. Efforts and initiatives we undertake to retain and increase deposits, including deposit pricing, can increase our costs. When the bank's customers move money out of bank deposits in favor of alternative investments or into higher yielding deposits, or spread their accounts over several banks, we can lose a relatively inexpensive source of funds, thus increasing our funding costs. The bank's financial condition compared to other top Hawaiian financial institutions may affect our customer's decisions to keep their deposit accounts with us.

The fiscal, monetary and regulatory policies of the federal government and its agencies could have a material adverse effect on our results of operations.

        The Federal Reserve Board regulates the supply of money and credit in the United States. Its policies determine in large part the cost of funds for lending and investing and the return earned on those loans and investments, both of which affect the net interest margin. It also can materially decrease the value of financial assets we hold, such as debt securities. Its policies also can adversely affect borrowers, potentially increasing the risk that they may fail to repay their loans. Changes in Federal Reserve Board policies and our regulatory environment generally are beyond our control, and we are unable to predict what changes may occur or the manner in which any future changes may affect our business, financial condition and results of operation.

Increases in deposit insurance premiums and special FDIC assessments may decrease our future earnings.

        In May 2009, the FDIC announced that it had voted to levy a special assessment on insured institutions in order to facilitate the rebuilding of the Deposit Insurance Fund. The assessment, which was payable on September 30, 2009, is in addition to a planned increase in premiums and a change in the way regular premiums are assessed, which the FDIC previously approved. The cost of the special assessment was equal to five basis points of the bank's total assets minus Tier 1 capital as of June 30, 2009 and resulted in a charge of approximately $2.5 million. On November 17, 2009, the FDIC issued new assessment regulations that require FDIC-insured institutions to prepay on December 30, 2009 their estimated quarterly risk-based assessments for the fourth quarter 2009 and for all of 2010, 2011 and 2012; however certain financial institutions, including the bank, were exempted from the new prepayment regulations and will continue to pay their risk-based assessments on a quarterly basis. The FDIC also adopted a uniform three-basis point increase in assessment rates effective on January 1, 2011; however, in October 2010, the FDIC adopted a new DIF restoration plan pursuant to which the FDIC will forego the uniform three-basis point increase in initial assessment rates scheduled to take place on January 1, 2011 and maintain the current schedule of assessment rates for all depository institutions.

        The recent assessment increases and special assessment discussed above, along with any future assessment increases and/or special assessments applicable to the bank, may increase our expenses and adversely impact our earnings.

The recent repeal of federal prohibitions on payment of interest on demand deposits could increase our interest expense.

        All federal prohibitions on the ability of financial institutions to pay interest on demand deposit accounts were repealed as part of the Dodd-Frank Act. As a result, beginning on July 21, 2011, financial institutions could commence offering interest on demand deposits to compete for clients. We do not yet know what interest rates other institutions may offer. Our interest expense will increase and our net interest margin will decrease if we have to offer higher rates of interest then we currently offer on demand deposits to attract additional customers or maintain current customers, which could have a material adverse effect on our business, financial condition and results of operations.

The value of certain securities in our investment securities portfolio may be negatively affected by disruptions in the market for these securities.

        The market for municipal debt securities and non-agency collateralized mortgage obligations held in our investment portfolio was impacted by the economic downturn over the past three years. At December 31, 2010, we held an aggregate $13.1 million in these investment security categories. Coupled with uncertainty surrounding the credit risk associated with the underlying collateral, this has caused discrepancies in valuation estimates obtained from third parties. We value some of our investments using cash flow and valuation models which include certain subjective estimates that we believe reflect the estimates a purchaser of such securities would use if such a transaction were to occur. The volatile market may affect the value of these securities, such as through reduced valuations due to the perception of heightened credit and liquidity risks, in addition to interest rate risk typically associated with these securities. There can be no assurance that declines in market value associated with these disruptions will not result in impairment of these assets that may result in accounting charges that could have a material adverse effect on our consolidated financial statements and capital ratios.

Our business could be adversely affected by unfavorable actions from rating agencies.

        Ratings assigned by ratings agencies to us, our affiliates or our securities may impact the decision of certain customers, in particular, institutions, to do business with us. A rating downgrade or a negative rating could adversely affect our deposits and our business relationships. On February 23, 2011, Fitch Ratings upgraded the long-term Issuer Default Rating of the Company and the bank from CC to B- and removed the Company and the bank from Rating Watch Evolving. However, our ratings may not improve further and may be downgraded in the future if there are adverse developments concerning our business.

We rely on dividends from our subsidiaries for most of our revenue.

        Because we are a holding company with no significant operations other than our bank, we depend upon dividends from our bank for a substantial portion of our revenues.

        In addition to obtaining approval from the FDIC and DFI, Hawaii law only permits the bank to pay dividends out of retained earnings. Given that the bank had an accumulated deficit of $483.9 million at December 31, 2010, the bank is prohibited from paying any dividends until this deficit is eliminated. Accordingly, we do not anticipate that the bank will be permitted to pay dividends for the foreseeable future.

        In addition, even if the bank was able to pay us dividends, we do not anticipate paying cash dividends on our Common Shares in the foreseeable future.

Our information systems may experience an interruption or breach in security.

        We rely heavily on communications and information systems to conduct our business. Any failure, interruption or breach in security of these systems could result in failures or disruptions in our customer relationship management, general ledger, deposit, loan and other systems. While we have policies and procedures designed to prevent or limit the effect of the failure, interruption or security breach of our information systems, there can be no assurance that any such failures, interruptions or security breaches will not occur or, if they do occur, that they will be adequately addressed. The occurrence of any failures, interruptions or security breaches of our information systems could damage our reputation, result in a loss of customer business, subject us to additional regulatory scrutiny or expose us to civil litigation and possible financial liability, any of which could have a material adverse effect on our financial condition and results of operations.

We continually encounter technological change.

        The financial services industry is continually undergoing rapid technological change with frequent introductions of new technology-driven products and services. The effective use of technology increases efficiency and enables financial institutions to better serve customers and to reduce costs. Our future success depends, in part, upon our ability to address the needs of our customers by using technology to provide products and services that will satisfy customer demands, as well as to create additional efficiencies in our operations. Many of our competitors have substantially greater resources to invest in technological improvements. We may not be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to its customers. Failure to successfully keep pace with technological change affecting the financial services industry could have a material adverse impact on our business and, in turn, our financial condition and results of operations.

Financial services companies depend on the accuracy and completeness of information about customers and counterparties.

        In deciding whether to extend credit or enter into other transactions, we may rely on information furnished by or on behalf of customers and counterparties, including financial statements, credit reports and other financial information. We may also rely on representations of those customers, counterparties or other third parties, such as independent auditors, as to the accuracy and completeness of that information. Reliance on inaccurate or misleading financial statements, credit reports or other financial information could have a material adverse impact on our business and, in turn, our financial condition and results of operations.

We are subject to various legal claims and litigation.

        From time to time, customers and others that we do business with make claims and take legal action against us for various business occurrences, including the performance of our fiduciary responsibilities. Regardless of whether these claims and legal actions are founded or unfounded, if such claims and legal actions are not resolved in a manner favorable to us, they may result in significant financial liability and/or adversely affect the market perception of us and our products and services, as well as impact customer demand for our products and services. Any financial liability or reputational damage could have a material adverse effect on our business, which, in turn, could have a material adverse effect on our financial condition and results of operations. Even if these claims and legal actions do not result in a financial liability or reputational damage, defending these claims and actions have resulted in, and will continue to result in, increased legal and professional services costs, which adds to our noninterest expense and negatively impacts our operating results.

Risk Factors Related to this Rights Offering

The subscription price determined for this Rights Offering is not necessarily an indication of the fair value of our Common Shares.

        The price of the shares offered in this Rights Offering was set to equal the price paid by Investors in the Private Placement. This price is not necessarily related to our book value, tangible book value, multiple of earnings or any other established criteria of fair value and may or may not be considered the fair value of our Common Shares to be offered in this Rights Offering. After the completion of this Rights Offering, our Common Shares may trade at prices below the subscription price.

Any rights holder exercising its Right takes the risk that no one else will purchase Common Shares in this Rights Offering.

        This is a best efforts, no minimum Rights Offering being conducted solely by the Company. There is no commitment by anyone to exercise its Right to purchase any of the Common Shares being offered. Because there is no minimum number of shares that must be sold in this Rights Offering, we can provide no assurance regarding the amount of capital we will actually raise in this Rights Offering. We cannot give any assurance that any or all of the Rights will be exercised.

If you do not exercise your Rights, your percentage ownership will be diluted.

        We will issue up to 2,000,000 Common Shares in this Rights Offering. If you choose not to exercise your Basic Subscription Rights prior to the expiration of this Rights Offering, your relative ownership interest in our Common Shares will be diluted relative to shareholders who exercise their Rights.

If you do not act promptly and follow the subscription instructions, your exercise of Rights will be rejected.

        If you desire to purchase shares in this Rights Offering, you must act promptly to ensure that the subscription agent actually receives all required forms and payments before the expiration of this Rights Offering at 5:00 p.m., Eastern time, on May 6, 2011. If you are a beneficial owner of shares, you must act promptly to ensure that your broker, dealer, custodian bank or other nominee acts for you and that the subscription agent receives all required forms and payments before this Rights Offering expires. We are not responsible if your nominee fails to ensure that the subscription agent receives all required forms and payments before this Rights Offering expires. If you fail to complete and sign the required subscription forms, send an incorrect payment amount, or otherwise fail to follow the subscription procedures that apply to the exercise of your Rights before this Rights Offering expires, the subscription agent will reject your subscription or accept it only to the extent of the payment received. Neither we nor our subscription agent undertakes any responsibility or action to contact you concerning an incomplete or incorrect subscription form or payment, nor are we under any obligation to correct such forms or payment. We have the sole discretion to determine whether a subscription exercise properly complies with the subscription procedures.

You will not be able to sell the Common Shares you buy in this Rights Offering until the shares you elect to purchase are issued to you.

        If you purchase shares in this Rights Offering by submitting a rights certificate and payment, we will mail you a direct registration account statement or, upon request, a stock certificate as soon as practicable following the expiration of this Rights Offering. If your shares are held by a broker, dealer, custodian bank or other nominee and you purchase shares, your account with your nominee will be credited by your nominee. Until the Common Shares you elect to purchase are issued to you, you may not be able to sell your shares even though the Common Shares issued in this Rights Offering will be listed for trading on the NYSE. The stock price may decline between the time you decide to sell your shares and the time you are actually able to sell your shares.

There is no prior market for the Rights.

        The Rights will be eligible to trade on the NYSE under the symbol "CPF-RT" from the commencement of this Rights Offering until 4:00 p.m., Eastern time, on May 5, 2011, the last trading day prior to the expiration of this Rights Offering. The Rights are a new issue of securities, however, and do not have an established trading market. We cannot give you any assurance that a market for the Rights will develop or, if a market does develop, whether it will be sustained during the period when the Rights are transferable, or at what prices the Rights will trade. Therefore, we cannot assure you that you will be able to sell any of your Rights or as to the value you may receive in a sale. Commissions and applicable taxes or broker fees may apply if you sell your Rights. Subject to certain earlier deadlines described in the section entitled "The Rights Offering—Selling Rights through the Subscription Agent," the Rights are transferable during the period the Rights are eligible for trading on the NYSE as described above, following which period they will no longer be transferable. The subscription agent will only facilitate sales or transfers of the physical Rights until 4:00 p.m., Eastern time, on April 29, 2011, which is five trading days prior to the expiration date of this Rights Offering. If you wish to sell or otherwise transfer your Rights or the subscription agent tries to sell or otherwise transfer Rights on your behalf, but such Rights cannot be sold or otherwise transferred, or if you provide the subscription agent with instructions to exercise the Rights and your instructions are not timely received by the subscription agent or if you do not provide any instructions to exercise your Rights, then the Rights will expire and will be void and no longer exercisable.

This Rights Offering may cause the price of our Common Shares to decrease.

        The Common Shares that will be issuable in this Rights Offering may cause the price of our Common Shares to decrease. If the holders of the Common Shares purchased in the Rights Offering or if the Investors or the Treasury choose to sell some or all of those shares, the resulting sales could further depress the market price of our Common Stock.

The future price of our Common Shares may be less than the $10 subscription price per share in this Rights Offering.

        If you exercise your Rights to purchase Common Shares in this Rights Offering, you may not be able to sell them later at or above the $10 subscription price in this Rights Offering. The actual market price of our Common Shares could be subject to wide fluctuations in response to numerous factors, some of which are beyond our control. See "—Risk Factors Related to Our Common Stock—The market price of our Common Shares has declined significantly and is volatile".

If you exercise your Rights, you commit to purchasing the Common Shares at the designated subscription price and may not revoke your Rights even if the public trading market price of such shares decreases below the subscription price.

        Your exercise of Rights to purchase our Common Shares is irrevocable. If you exercise your Rights and, afterwards, the public trading market price of our Common Shares decreases below the subscription price, you will have committed to buying our Common Shares at a price above the prevailing market price and could have an immediate unrealized loss. Our Common Shares are currently listed for trading on the NYSE under the ticker symbol "CPF," and the last reported price of our Common Shares on the NYSE on April 8, 2011 was $19.95 per share. Following the exercise of your Rights, you may not be able to sell your Common Shares at a price equal to or greater than the subscription price.

Because our management will have broad discretion over the use of the net proceeds from this Rights Offering, you may not agree with how we use the proceeds, and we may not invest the proceeds successfully.

        While we currently anticipate that we will use the net proceeds of this Rights Offering for general corporate purposes, including the potential payment of the accrued and unpaid interest on our junior subordinated debentures relating to our trust preferred securities which has been deferred since August 20, 2009, our management may allocate the proceeds as it deems appropriate. Accordingly, you will be relying on the judgment of our management with regard to the use of the proceeds of this Rights Offering, and you will not have the opportunity, as part of your investment decision, to influence how the proceeds are being used. If we invest the proceeds pending application of the funds, it is possible that the proceeds will be invested in a way that does not yield a favorable, or any, return for us.

There is no obligation for our directors or executive officers to subscribe for any Common Shares in this Rights Offering.

        To the extent they held shares of Common Stock as of the Record Date, our directors and officers are entitled to participate in the Rights Offering on the same terms and conditions applicable to all rights holders. We have been informed that all such directors and executive officers intend to participate in this Rights Offering. Certain of our directors and executive officers participated in the Private Placement.

Our 401(k) Plan, which is receiving Rights, is not permitted to acquire, hold or dispose of Rights absent an exemption from the United States Department of Labor.

        The 401(k) Plan is receiving Rights with respect to the Common Shares held by the 401(k) Plan on behalf of the participants (and other account holders) even though 401(k) plans and other plans subject to ERISA, such as ours, are not permitted under ERISA or Section 4975 of the Internal Revenue Code to acquire, hold or dispose of Rights absent an exemption from the United States Department of Labor ("DOL"). We have submitted a request to the DOL that an exemption be granted on a retroactive basis, effective to the commencement of the Rights Offering, with respect to the acquisition, holding and exercise of the Rights by our 401(k) Plan and its participants (and other account holders). If an exemption is not granted, we may be subject to remedial action or other consequences under ERISA and the Internal Revenue Code.

Risk Factors Related to Our Common Stock

The market price of our Common Shares has declined significantly and is volatile.

        The trading price of our Common Shares has declined significantly since February 2007 when our stock price traded above $800.00 per share (after giving effect to the Reverse Stock Split). On the Record Date, the closing price of our Common Shares was $29.02 per share. On February 22, 2011, the first trading day after the closing of the Private Placement and the TARP Exchange, the closing price of our Common Shares was $30.00 per share. On April 8, 2011, the closing price of our Common Shares was $19.95 per share. The per share purchase price in the Private Placement was $10, which is the subscription price per share in this Rights Offering. The trading price of our Common Shares may fluctuate widely as a result of a number of factors, many of which are outside our control. In addition, the stock market is subject to fluctuations in the share prices and trading volumes that affect the market prices of the shares of many companies. These broad market fluctuations could adversely affect the market price of our Common Shares. Among the factors that could affect our stock price are:

  •
  failure to comply with all of the requirements of the Consent Order, the Agreement and the MOU, and the possibility of resulting action by the regulators;

  •
  the per share purchase price in the Private Placement

  •
  further deterioration of asset quality;

  •
  the incurrence of continuing losses;

  •
  actual or anticipated quarterly fluctuations in our operating results and financial condition;

  •
  changes in revenue or earnings/losses estimates or publication of research reports and recommendations by financial analysts;

  •
  failure to meet analysts' revenue or earnings/losses estimates;

  •
  speculation in the press or investment community;

  •
  strategic actions by us or our competitors, such as acquisitions or restructurings;

  •
  additions or departures of key personnel;

  •
  fluctuations in the stock price and operating results of our competitors;

  •
  future sales of our Common Shares, including sales of our Common Shares in short sale transactions;

  •
  general market conditions and, in particular, developments related to market conditions for the financial services industry;

  •
  proposed or adopted regulatory changes or developments;

  •
  anticipated or pending investigations, proceedings or litigation that involve or affect us; or

  •
  domestic and international economic factors unrelated to our performance.

        The stock market and, in particular, the market for financial institution stocks, have experienced significant volatility over the past few years. In addition, the trading volume in our Common Shares may fluctuate more than usual and cause significant price variations to occur. In addition, sales of shares by Investors and the Treasury may cause our share price to decrease. Accordingly, the Common Shares that you purchase may trade at a price lower than that at which they were purchased. Volatility in the market price of our Common Shares may prevent individual shareholders from being able to sell their shares when they want or at prices they find attractive.

        A significant decline in our stock price could result in substantial losses for shareholders and could lead to costly and disruptive securities litigation.

Our Common Shares are equity and therefore are subordinate to our subsidiaries' indebtedness and preferred stock.

        Our Common Shares are equity interests and do not constitute indebtedness. As such, Common Shares will rank junior to all current and future indebtedness and other non-equity claims on us with respect to assets available to satisfy claims against us, including in the event of our liquidation. We may, and the bank and our other subsidiaries may also, incur additional indebtedness from time to time and may increase our aggregate level of outstanding indebtedness. As of December 31, 2010, we had $105.0 million in face amount of trust preferred securities outstanding and accrued and unpaid dividends thereon of $5.1 million. Additionally, holders of Common Shares are subject to the prior dividend and liquidation rights of any holders of our preferred stock that may be outstanding from time to time. Our Board of Directors is authorized to cause us to issue additional classes or series of preferred stock without any action on the part of our stockholders. If we issue preferred shares in the future that have a preference over our Common Shares with respect to the payment of dividends or upon liquidation, or if we issue preferred shares with voting rights that dilute the voting power of the

Common Shares, then the rights of holders of our Common Shares or the market price of our Common Shares could be adversely affected.

There is a limited trading market for our Common Shares and as a result, you may not be able to resell your shares at or above the price you pay for them.

        Although our Common Shares are listed for trading on the NYSE, the volume of trading in our Common Shares is lower than many other companies listed on the NYSE. A public trading market with depth, liquidity and orderliness depends on the presence in the market of willing buyers and sellers of our Common Shares at any given time. This presence depends on the individual decisions of investors and general economic and market conditions over which we have no control.

Our Common Shares are not insured and you could lose the value of your entire investment.

        An investment in our Common Shares is not a deposit and is not insured against loss by the government.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        Certain statements contained in this prospectus that are not statements of historical fact constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Act"), notwithstanding that such statements are not specifically identified. In addition, certain statements may be contained in our future filings with the SEC, in press releases and in oral and written statements made by or with the approval of us that are not statements of historical fact and constitute forward-looking statements within the meaning of the Act. Examples of forward-looking statements include but are not limited to: (i) projections of revenues, expenses, income or loss, earnings or loss per share, the payment or nonpayment of dividends, capital structure and other financial items; (ii) statements of plans, objectives and expectations of Central Pacific Financial Corp. or its management or Board of Directors, including those relating to regulatory actions, business plans, products or services; (iii) statements of future economic performance; and (iv) statements of assumptions underlying such statements. Words such as "believes," "anticipates," "expects," "intends," "targeted," "continue," "remain," "will," "should," "may" and other similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

        Forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from those in such statements. Factors that could cause actual results to differ from those discussed in the forward-looking statements include but are not limited to:

  •
  the effect of and our failure to comply with all of the requirements of the Consent Order, the Agreement, the MOU and any further regulatory actions;

  •
  our ability to execute on our recovery plan;

  •
  oversupply of inventory and adverse conditions in the Hawaii and California real estate markets and further weakness in the construction industry;

  •
  adverse changes in the financial performance and/or condition of our borrowers and, as a result, increased loan delinquency rates, further deterioration in asset quality and further losses in our loan portfolio;

  •
  the impact of local, national, and international economies and events (including natural disasters such as wildfires, tsunamis and earthquakes, such as the recent tsunami in Japan and related fallouts) on the Company's business and operations and on tourism, the military, and other major industries operating within the Hawaii market and any other markets in which the Company does business

  •
  deterioration or malaise in economic conditions, including the continued destabilizing factors in the financial industry and continued deterioration of the real estate market, as well as the impact of declining levels of consumer and business confidence in the state of the economy in general and in financial institutions in particular;

  •
  the impact of regulatory action on the Company and the bank and legislation affecting the banking industry;

  •
  changes in estimates of future reserve requirements based upon the periodic review thereof under relevant regulatory and accounting requirements;

  •
  the impact of the Dodd-Frank Act, other regulatory reform, including but not limited to government-sponsored enterprise reform, and any related rules and regulations on our business operations and competitiveness, including the impact of executive compensation restrictions, which may affect our ability to retain and recruit executives in competition with other firms who do not operate under those restrictions;

  •
  the costs and effects of legal and regulatory developments, including the resolution of legal proceedings or regulatory or other governmental inquiries and the results of regulatory examinations or reviews;

  •
  the effects of and changes in trade and monetary and fiscal policies and laws, including the interest rate policies of the Board of Governors of the Federal Reserve System (the "FRB");

  •
  inflation, interest rate, securities market and monetary fluctuations;

  •
  movements in interest rates;

  •
  negative trends in our market capitalization and adverse changes in the price of our Common Shares;

  •
  political instability;

  •
  acts of war or terrorism;

  •
  changes in consumer spending, borrowings and savings habits;

  •
  technological changes;

  •
  changes in the competitive environment among financial holding companies and other financial service providers;

  •
  the effect of changes in accounting policies and practices, as may be adopted by the regulatory agencies, as well as the Public Company Accounting Oversight Board, the Financial Accounting Standards Board and other accounting standard setters;

  •
  ability to retain and attract skilled employees;

  •
  changes in our organization, compensation and benefit plans; and

  •
  our success at managing the risks involved in the foregoing items.

        Forward-looking statements speak only as of the date on which such statements are made. We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events.

 PLAN OF DISTRIBUTION

        On or about April 11, 2011, we will distribute at no cost the Rights to our shareholders of record as of 5:00 p.m., Eastern time, on February 17, 2011; however, pursuant to normal practices of the NYSE, shares of our Common Stock traded during the period from February 15, 2011 through February 25, 2011 traded with the Rights (i.e., with "due bills" attached). If you wish to exercise your Rights, you must timely comply with the exercise procedures described in "The Rights Offering—Method of Exercising Rights." The Rights will be eligible to trade on the NYSE under the symbol "CPF-RT" from the commencement of this Rights Offering until 4:00 p.m., Eastern time, on the last trading day before the expiration date of this Rights Offering.

        We have agreed to pay the subscription agent estimated fees and expenses of $83,000. In connection with the Private Placement, we agreed to pay our placement agent in that Private Placement, Sandler O'Neill & Partners, L.P., a fee equal to 2.5% of the gross proceeds from this Rights Offering. We have not employed any brokers, dealers or underwriters in connection with the solicitation of exercise of Rights. Except as described in this section, we are not paying any other commissions, underwriting fees or discounts in connection with this Rights Offering.

        Some of our employees may solicit responses from you as a holder of Rights, but we will not pay our employees any commissions or compensation for these services other than their normal employment compensation. We estimate that our total expenses in connection with this Rights Offering will be approximately $964,922.

        If you have any questions, you should contact the subscription agent as provided in "The Rights Offering—Subscription Agent."

USE OF PROCEEDS

        We estimate that the net proceeds of this Rights Offering, after deducting estimated expenses of this Rights Offering payable by us, will be approximately $19.0 million assuming the exercise of Rights to purchase all 2,000,000 Common Shares in this Rights Offering. Because there is no minimum number of shares that must be sold in this Rights Offering, we can provide no assurance regarding the amount of capital we will actually raise in this Rights Offering. We intend to use the net proceeds we receive from this offering for general corporate purposes, including the potential payment of the accrued and unpaid interest on our junior subordinated debentures relating to our trust preferred securities which has been deferred since August 20, 2009. The amount of such accrued and unpaid interest currently outstanding is $5.7 million.

        Our management has broad discretion in deciding how to allocate the net proceeds of this Rights Offering. Until we designate the entire use of the net proceeds, we will invest them temporarily in liquid short-term securities.

 MARKET FOR COMMON SHARES AND DIVIDEND POLICY

Price Range of Common Shares

        Our Common Shares are traded on the NYSE under the symbol "CPF."

        The following table sets forth the quarterly high and low sales prices of our Common Shares on the NYSE for the periods indicated after adjustment of all amounts to retroactively reflect the Reverse Stock Split:

	High	Low	Cash Dividends Per Common Share
Year Ended December 31, 2009
First Quarter	$204.40	$70.00	—
Second Quarter	199.40	73.60	—
Third Quarter	78.20	35.00	—
Fourth Quarter	54.00	15.80	—
Year Ended December 31, 2010
First Quarter	45.40	20.80	—
Second Quarter	77.60	30.00	—
Third Quarter	36.40	26.00	—
Fourth Quarter	31.80	23.20	—
Year Ending December 31, 2011
First Quarter	35.03	29.20	—
Second Quarter (through April 8, 2011)	21.08	19.75	—

        On April 8, 2011, the last closing sale price reported on the NYSE for our Common Shares was $19.95 per share.

Holders

        As of the Record Date for this Rights Offering, there were 4,394 common shareholders of record.

Dividend Policy

        The holders of our Common Shares share proportionately, on a per share basis, in all dividends and other distributions declared by our Board of Directors. On January 28, 2009, our Board of Directors suspended the payment of cash dividends to preserve capital during these challenging economic times. Accordingly, no cash dividends were declared on our Common Shares in 2010 and 2009. Dividends by the Company require the approval of the FRB, DFI and the Treasury. Dividends by the bank require the approval of the FDIC and DFI.

        As a result of the Agreement effective July 2, 2010 and due to the terms of our trust preferred securities, our ability to pay dividends with respect to Common Shares is subject to obtaining approval from the FRBSF, DFI and the Treasury and is restricted until our obligations under our trust preferred securities are brought current. We will seek regulatory approval to pay all deferred payments under our trust preferred securities. Under our exchange agreement with the Treasury, any dividend payment will continue to require the approval of the Treasury until the earlier of January 9, 2012 and such time as the Treasury ceases to own any of our or our affiliates' securities. Additionally, our ability to pay dividends depends on our ability to obtain dividends from the bank. The bank, in addition to obtaining approval from the FDIC and DFI, is not permitted under Hawaii law to pay dividends except out of retained earnings. Given that the bank had an accumulated deficit of $483.9 million at December 31, 2010, the bank is prohibited from paying any dividends until this deficit is eliminated. Accordingly, we do not anticipate that the bank or the Company will be paying cash dividends in the foreseeable future.

CAPITALIZATION AND PRO FORMA FINANCIAL INFORMATION

        The following tables contain certain financial information as of December 31, 2010 and for the year ended December 31, 2010:

  •
  on an actual basis; and

  •
  on a pro forma as adjusted basis to give effect to the following transactions comprising our recapitalization: the Reverse Stock Split, the Private Placement, the TARP Exchange and this Rights Offering assuming the exercise of Rights to purchase 1,000,000 Common Shares in this Rights Offering for gross proceeds of $10 million.

    We have assumed for purposes of showing the impact of the Rights Offering on our financial statements that rights will be exercised to purchase 1,000,000 shares of Common Shares for gross proceeds of $10 million. Because there is no minimum number of shares that must be sold in this Rights Offering, we can provide no assurance regarding the amount of capital we will actually raise in this Rights Offering. However, we do not expect any material impact to the pro forma financial statements set forth in this section based on our receiving either no gross proceeds from this Rights Offering or maximum gross proceeds of $20 million from this Rights Offering.

        These tables should be read together with our consolidated historical financial statements, the accompanying notes thereto and Management's Discussion and Analysis in our Annual Report on Form 10-K for the fiscal year ended December 31, 2010, which are incorporated herein by reference.

 Pro Forma Consolidated Balance Sheet

	As of December 31, 2010 (in thousands)
	Actual	Adjustments from Private Placement and TARP Exchange		Subtotal	Adjustments from Rights Offering		Pro Forma
Assets
Cash and due from banks	$61,725	$—		$61,725	$—		$61,725
Interest-bearing deposits in other banks	729,014	325,000	(1)	1,031,614	10,000	(1)	1,040,899	(6)
		(22,400)	(1)		(715)	(1)
Investment securities	705,345	—		705,345	—		705,345
Loans and leases	2,169,444	—		2,169,444	—		2,169,444
Less allowance for loan and lease losses	192,854	—		192,854	—		192,854

Net loans and leases	1,976,590	—		1,976,590	—		1,976,590

Other assets	465,377	—		465,377	—		465,377

Total assets	$3,938,051	$302,600		$4,240,651	$9,348		$4,249,999

Liabilities and Equity
Deposits	$3,132,947	$—		$3,132,947	$—		$3,132,947
Short-term borrowings	202,480	—		202,480	—		202,480
Long-term borrowings	459,803	—		459,803	—		459,803
Other liabilities	66,766	(11,357)	(3)	57,126	—		57,126
		1,717	(1)(2)

Total liabilities	3,861,996	(9,640)		3,852,356	—		3,852,356

Equity:
Preferred stock	130,458	(130,458)	(1)	—	—		—
Common stock	404,167	325,000	(1)	762,968	10,000	(1)	772,253	(6)
		56,201	(1)(2)		(715)	(1)
		(22,400)	(1)
Surplus	63,308	—		63,308	—		63,308
Accumulated deficit	(517,316)	83,897	(1)(2)	(433,419)	—		(433,419)
Accumulated other comprehensive loss	(14,565)	—		(14,565)	—		(14,565)

Total shareholders' equity	66,052	312,240		378,292	9,348		387,640

Non-controlling interest	10,003	—		10,003	—		10,003

Total equity	76,055	312,240		388,295	9,348		397,643

Total liabilities and equity	$3,938,051	$302,600		$4,240,651	$9,348		$4,249,999

 Pro Forma Consolidated Statement of Operations

	For the year ended December 31, 2010 (in thousands, except per share amounts)
	Actual	Adjustments from Private Placement and TARP Exchange		Subtotal	Adjustments from Rights Offering		Pro Forma
Interest income	$160,754	$757	(4)	$161,511	$23	(4)	$161,534
Interest expense	42,101	—		42,101	—		42,101

Net interest income	118,653	757		119,410	23		119,433
Provision for loan losses	159,548	—		159,548	—		159,548

Net interest income after provision for loan losses	(40,895)	757		(40,138)	23		(40,115)
Noninterest income	57,036	—		57,036	—		57,036
Noninterest expense	267,094	—		267,094	—		267,094

Loss before provision for income taxes	(250,953)	757		(250,196)	23		(250,173)
Income tax expense	—	—		—	—		—

Net loss	(250,953)	757		(250,196)	23		(250,173)
Preferred stock dividends, accretion of discount and conversion of preferred stock to common stock	8,432	1,173	(1)	9,605	—		9,605

Net loss available to common shareholders	$(259,385)	$(416)		$(259,801)	$23		$(259,778)	(6)

Loss per share (basic and diluted)	$(171.13)			$(6.55) (7)			$(6.39)	(5),(6),(7)

Weighted average common shares outstanding (basic and diluted)	1,516	38,120	(1),(7)	39,636 (7)	1,000	(1),(7)	40,636	(7)

(1)
The following table illustrates the impact of each of the transactions. In connection with the TARP Exchange, preferred stock and accrued and unpaid dividends and interest thereon were converted to common stock and the Company amended the Treasury's warrant to purchase 79,288 shares of common stock to reduce the exercise price from $255.40 per share to $10.00 per share. Estimated cash fees and expenses associated with the Private Placement and the TARP Exchange are $22,400 and estimated cash fees and expenses associated with the Rights Offering are $715.

($ in thousands)	Weighted average common shares outstanding	Interest- bearing Deposits in Other Banks	Other Liabilities	Preferred Stock	Common Stock	Surplus	Retained Earnings
Beginning amounts	1,515,681	$729,014	$66,766	$130,458	$404,167	$63,308	$(517,316)
Private Placement	32,500,000	325,000	—	—	325,000	—	—
TARP Exchange	5,620,117	—	(9,640)	(130,458)	56,201	—	83,897
Cash transaction costs	—	(22,400)	—	—	(22,400)	—	—

	39,635,798	$1,031,614	$57,126	$—	$762,968	$63,308	$(433,419)

Rights Offering	1,000,000	10,000	—	—	10,000	—	—
Cash transaction costs	—	(715)	—	—	(715)	—	—

	40,635,798	$1,040,899	$57,126	$—	$772,253	$63,308	$(433,419)

(2)
In addition to adjusting the exercise price of the Amended TARP Warrant, its terms were revised to include a "down-round" provision allowing for the future adjustment to the exercise price or any subsequent issuances of common stock by the Company. If the Company subsequently issues common stock, or rights or shares convertible into common stock, at a per share price lower than the $10 exercise price of the warrant, the exercise price on the warrant will be reduced to the per share common stock amount received in connection with the issuance and the number of shares of common stock subject to the warrant will be increased. This provision resulted in the warrant being carried as a derivative liability as compared to a common stock equivalent for balance sheet purposes as it possesses the characteristics of a freestanding derivative financial instrument as defined by Accounting Standards Codification ("ASC") 815-10-15-83, Accounting for Derivatives and Hedging and similar to the example illustrated in ASC 815-40-55-33 and -34. As a derivative liability, the warrant is carried at fair value, with subsequent remeasurements recorded through the current period's earnings.

  The initial value attributed to the amended TARP Warrant of $1,717 was estimated using a Black-Scholes pricing model utilizing the following assumptions:

Spot price	$29.02
Strike price	$10.00
Expected life in years	10
Expected volatility	67.39%
Expected dividend yield	1.45%
Risk-free interest rate	3.59%
(3)
Accrued and unpaid dividends and interest as of December 31, 2010 totaled $11,357. Accrued and unpaid dividends and interest as of February 18, 2011 totaled $12,326. Actual common shares issued to the Treasury in the TARP Exchange totaled 5,620,117.

(4)
Estimated earnings on net proceeds received was assumed to yield 25 basis points, which is equal to the amount that the Company earns on funds invested with the Federal Reserve Bank. The assumed earnings on the net proceeds is included as additional interest income in the Pro Forma Consolidated Statement of Operations above.

(5)
In accordance with Rule 11-02(b)(5) of Regulation S-X, the pro forma Consolidated Statement of Operations presented above excludes the impact of a non-recurring net gain on the conversion of preferred stock to common stock in connection with the TARP Exchange totaling $85,070. Including the impact of this net non-recurring gain, our pro forma net loss available to common shareholders would have been $174,708 and our pro forma loss per share (basic and diluted) would have been $4.30 per share.

(6)
As noted above, we have assumed for purposes of showing the impact of the Rights Offering on our financial statements that rights will be exercised to purchase 1,000,000 Common Shares for gross proceeds of $10 million. The following table illustrates the impact to certain pro forma balance sheet and income statement accounts and the Company's pro forma regulatory capital ratios if rights are exercised to purchase zero Common Shares or 2,000,000 Common Shares for gross proceeds of $20 million.

($ in thousands)	Interest- bearing Deposits in Other Banks	Common Stock	Net Loss Available to Common Shareholders	Loss Per Share Basic and Diluted	Tier 1 Risk- Based Capital Ratio	Total Risk- Based Capital Ratio	Leverage Capital Ratio
Zero Common Shares Exercised	$1,031,614	$762,968	$259,801	$6.55	20.85%	22.19%	11.23%
2,000,000 Common Shares Exercised	$1,050,649	$782,003	$259,753	$6.24	21.66%	23.00%	11.61%
(7)
Pro forma adjustments to the weighted average common shares outstanding related to the Private Placement, TARP Exchange and Rights Offering assume the transactions were consummated on January 1, 2010. If we assume the transactions were consummated on December 31, 2010, the pro forma weighted average common shares outstanding would be 1,623 and the loss per share (basic and diluted) would be $160.07.

 Pro Forma Capital Ratios

	As of December 31, 2010
	Consent Order Requirement	Actual	Adjustments from Private Placement and TARP Exchange	Subtotal*	Adjustments from Rights Offering	Pro Forma*
Central Pacific Financial Corp. (Consolidated)
Tier 1 Risk-Based Capital		7.64%	13.21%	20.85%	0.40%	21.25%
Total Risk-Based Capital		8.98%	13.21%	22.19%	0.39%	22.58%
Leverage Capital Ratio		4.42%	6.81%	11.23%	0.19%	11.42%
Central Pacific Bank
Tier 1 Risk-Based Capital		8.36%	11.96%	20.32%	0.00%	20.32%
Total Risk-Based Capital	12.00%	9.70%	11.96%	21.66%	0.00%	21.66%
Leverage Capital Ratio	10.00%	4.83%	6.17%	11.00%	0.00%	11.00%

*
For pro forma capital calculation purposes, we assume cash held at 0% risk-weight. In addition, $283.0 million of the net proceeds received from the Private Placement will be downstreamed to the bank and $19.6 million will be held at the Company.

DESCRIPTION OF CAPITAL STOCK

        In this section, references to "the Company," "we," "our," and "us" refer only to Central Pacific Financial Corp. and not its consolidated subsidiaries.

        The following is a summary description of our Common Shares. This description is not complete and is qualified in its entirety by reference to the provisions of our restated articles of incorporation and bylaws, the applicable provisions of the Hawaii Business Corporation Act (the "HBCA") and the Tax Benefits Preservation Plan, dated as of November 23, 2010. Our restated articles of incorporation and amended bylaws are filed as exhibits to our Annual Report on Form 10-K for the year ended December 31, 2010 and our Tax Benefits Preservation Plan, dated as of November 23, 2010, is filed as an exhibit to our Current Report on Form 8-K filed on November 24, 2010 (see "Where You Can Find More Information").

        Our authorized common stock consists of 185,000,000 shares of common stock, no par value per share, which remains unchanged after the Reverse Stock Split. As of the Record Date, which followed the Reverse Stock Split, 1,528,935 Common Shares were issued and outstanding. After the closing of the Private Placement and TARP Exchange on February 18, 2011, 39,649,052 Common Shares were issued and outstanding. Our Common Shares were held by 4,394 shareholders of record as of the Record Date. Our outstanding Common Shares are fully paid and nonassessable. The issued Common Shares represent non-withdrawable capital, are not accounts of an insurable type, and are not federally insured. In addition, the Treasury holds a warrant to purchase 79,288 Common Shares, subject to adjustment.

Dividend Rights

        Holders of our Common Shares are entitled to receive dividends if, as and when declared by our Board of Directors out of any funds legally available for dividends. There are currently several limitations on our ability to pay dividends. For more information, see "Market for Common Shares and Dividend Policy."

Liquidation and Dissolution

        In the event of our liquidation or dissolution, the holders of Common Shares are entitled to receive proportionately all assets available for distribution to shareholders after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of Common Shares are not entitled to a liquidation preference in respect of those shares.

No Preemptive or Conversion Rights

        Holders of Common Shares generally do not have preemptive rights to purchase additional Common Shares and have no conversion or redemption rights under our restated articles of incorporation or the HBCA.

        The Investors have certain contractual preemptive rights. Please see "—Common Shares Issued in the Private Placement" below.

Voting Rights

        Holders of our Common Shares are entitled to one vote for each share held on all matters submitted to a vote of shareholders and do not have cumulative voting rights. An election of directors by our shareholders shall be determined by a plurality of the votes cast by the shareholders entitled to vote on the election.

Common Shares Issued in the Private Placement

        Pursuant to the Investment Agreements and the subscription agreements, the Lead Investors and the Additional Investors in the Private Placement are entitled to certain rights and are subject to certain obligations with respect to the Common Shares they hold to which our other shareholders are not entitled or subject. Pursuant to the Investment Agreements, for so long as each Lead Investor owns, together with its affiliates, 10% or more of the outstanding Common Shares, the Company will nominate a director designated by each Lead Investor to serve on the Board of Directors and the bank's Board of Directors. For so long as each Lead Investor owns, together with its affiliates, 5% or more of the outstanding Common Shares, the Company will invite a person designated by each Lead Investor to observe all meetings of the Board of Directors and the bank's Board of Directors.

        In addition, so long as a Lead Investor owns, together with its affiliates, at least 10% of the outstanding Common Shares, such Lead Investor has preemptive rights in connection with certain equity issuances by the Company to purchase securities being offered by the Company, at the same price as offered to other parties, to maintain its proportionate ownership of the Company. Pursuant to the subscription agreements, the Additional Investors have similar preemptive rights, except the minimum ownership threshold is 1.5% and their preemptive rights expire two years following the closing date of the Private Placement.

        The Investment Agreements also prohibit the Lead Investors from selling the Common Shares they purchased in the Private Placement until the earlier of one year after the closing date of the Private Placement, the date on which the Lead Investor owns in the aggregate with its affiliates less than 5% of the outstanding Common Shares, the date on which any person commences a bona fide public tender or exchange offer which would result in a change in control of the Company, the public announcement by the Company that it is "for sale" in a transaction that would result in a change in control of the Company, and the execution by the Company of a definitive agreement which, if consummated, would result in a change in control of the Company. The subscription agreements do not contain transfer restrictions. However, because the Common Shares issued to the Additional Investors are restricted securities, they can be sold only pursuant to an effective registration statement or an exemption therefrom.

        In addition, the Lead Investors have certain registration rights with respect to the Common Shares held by them following the lock-up period described above. The Additional Investors have certain registration rights with respect to the Common Shares held by them until six months following the completion of the Private Placement.

Tax Benefits Preservation Plan

        We have generated significant net operating losses carry-overs as a result of our recent losses. Our ability to use these net operating loss carry-forwards to offset future taxable income will be limited if we experience an "ownership change" as defined in Section 382 of the Internal Revenue Code. Section 382 generally restricts the use of NOLs after an "ownership change." An ownership change occurs if, among other things, the shareholders (or specified groups of shareholders) who own or have owned, directly or indirectly, 5% or more of a corporation's common stock or are otherwise treated as 5% shareholders under Section 382 and the Treasury regulations promulgated thereunder increase their aggregate percentage ownership of that corporation's stock by more than 50 percentage points over the lowest percentage of the stock owned by these shareholders over a three-year rolling period. In the event of an ownership change, Section 382 imposes an annual limitation on the amount of taxable income a corporation may offset with NOL carry forwards. This annual limitation is generally equal to the product of the value of the corporation's stock on the date of the ownership, multiplied by the long-term tax-exempt rate published monthly by the Internal Revenue Service. Any unused annual limitation may be carried over to later years until the applicable expiration date for the respective NOL carry forwards.

        In order to reduce the likelihood that future transactions in our Common Shares will result in an ownership change, on November 23, 2010, we adopted a Tax Benefits Preservation Plan, which provides an economic disincentive for any person or group to become a Threshold Holder.

        In connection with the Tax Benefits Preservation Plan, the Board of Directors declared a dividend of one preferred share purchase right (a "Preferred Share Purchase Right") in respect of each Common Share outstanding as of November 30, 2010 and to become outstanding during the term of the plan. Each Preferred Share Purchase Right represents the right to purchase, upon the terms and subject to the conditions in the Tax Benefits Preservation Plan, 1/10,000th of a share of Junior Participating Preferred Stock, Series C, no par value, for $6.00, subject to adjustment. The Preferred Share Purchase Rights will become exercisable by holders of those rights (other than the Threshold Owner) upon certain triggering events, such as any person becoming a Threshold Holder. Prior to such a triggering event, the Board of Directors may, at its option, exchange all or part of the then outstanding and exercisable Preferred Share Purchase Rights at an exchange ratio of one Common Share per Preferred Share Purchase Right, subject to adjustments and limitations described in the Tax Benefits Preservation Plan. For more information on our Tax Benefits Preservation Plan, see our Form 8-A and Form 8-K, and the related exhibits, filed with the SEC on November 24, 2010.

        To further protect our tax benefits, on January 26, 2011, our Board of Directors approved the Protective Charter Amendment. At our annual meeting of shareholders on April 27, 2011, we intend to propose the Protective Charter Amendment for shareholder approval. The Protective Charter Amendment also does not guarantee that we will not experience an ownership change.

Restrictions on Ownership—Bank Holding Company Act

        The Bank Holding Company Act of 1956 (the "BHCA") requires any "bank holding company" (as defined in the BHCA) to obtain the approval of the Board of Governors of the Federal Reserve System prior to acquiring more than 5% of our outstanding Common Shares. Any holder of 25% or more of our outstanding Common Shares, other than an individual, is subject to regulation as a bank holding company under the BHCA. In addition, any person other than a bank holding company is required to obtain prior approval of the Federal Reserve Board to acquire 10% or more of our outstanding Common Shares under the Change in Bank Control Act of 1978.

Anti-Takeover Effects of Hawaii Law

        The Hawaii Control Share Acquisitions Act (the "CSA Act") is applicable to CPF and is designed to inhibit hostile acquisitions by restricting Control Share Acquisitions. A Control Share Acquisition is the acquisition of shares of an issuer resulting in beneficial ownership of a new range of voting power (with thresholds for the ranges starting at 10% and set at 10% intervals up to a majority) for the election of directors. Certain acquisitions are exempt from the CSA Act, including acquisitions from the issuer or where the issuer's prior approval has been obtained. The CSA Act prohibits the consummation of a Control Share Acquisition unless each such acquisition is separately approved by a majority of the corporation's outstanding shares (excluding shares beneficially owned by the acquiring person) and imposes certain state law disclosure and timing requirements. If a Control Share Acquisition is made without the requisite shareholder approval, then, for a period of one year after the acquisition, the shares acquired by the acquiring person will (i) be denied voting rights, (ii) be non-transferable, and (iii) be subject to redemption at the option of the corporation either at the price at which the shares were acquired or at book value per share as of the last day of the fiscal quarter ended prior to the date of the call for redemption.

        Thus, under certain circumstances, the CSA Act may make it more difficult for an acquiring person to exercise control over the Company due to the limitations placed on that person's ability to vote the shares so acquired and the right of the Company to acquire the subject shares. The foregoing discusses all material information relating to the CSA Act and the Rights Offering.

Anti-Takeover Provisions in the Restated Articles and Bylaws

        The following discussion is a general summary of certain provisions of the restated articles of incorporation, and amended bylaws of the Company which may be deemed to have an "anti-takeover" effect.

        Classified Board of Directors.    On August 26, 2009, our Board of Directors adopted an amendment to the Company's Bylaws which eliminated the Company's classified board structure. Under the amendment to the Bylaws, directors elected prior to the 2010 annual meeting of the stockholders will continue to hold office until the expiration of the three-year terms for which they were elected. Each director who is elected or appointed at or after the 2010 annual meeting of stockholders will hold office until the next annual meeting of shareholders. Paul J. Kosasa's term as director will expire at the time of the 2012 annual meeting. The terms of all other directors, which are the newly constituted board as of the completion of the recapitalization, expire at the time of the 2011 annual meeting unless they are re-elected. Until our Board of Directors is fully declassified, the classified nature of our Board of Directors could have the effect of delaying, deferring or preventing a change in control of the Company.

        Advance Notice Requirement for Director Nominations.    Our bylaws provide that shareholder nominations for the election of directors may not be brought before a meeting of shareholders unless the shareholder has given timely written notice in proper form of such nomination to the Secretary of the Company at the principal executive office. Such proposals or nominations may be made only by persons who are shareholders of record on the date on which such notice is given and on the record date for determination of shareholders entitled to vote at that meeting. To be timely, a shareholder's notice shall be delivered to or mailed and received at the executive office of the corporation not less than 90 calendar days nor more than 120 calendar days prior to the first anniversary date of the annual meeting for the preceding year; provided, however, if and only if the annual meeting is not scheduled to be held within a period that commences 30 days before such anniversary date and ends 30 days after such anniversary date, the shareholder's notice shall be given in the manner provided herein by the later of (i) the close of business on the date 90 days prior to the meeting date or (ii) the tenth day following the date the meeting is first publicly announced or disclosed, and (iii) in the case of a special meeting of shareholders called for the purpose of electing directors, not later than the close of business on the tenth day following the day on which the date of the special meeting and of the nominees proposed by the Board of Directors to be elected at such meeting is publicly announced or disclosed.

        No person is eligible for election to the Board of Directors unless nominated in accordance with the foregoing procedures, and thus such procedures could make it more difficult for dissident shareholders to nominate and elect their candidates.

        Filling of Vacancies.    Vacancies on the Board of Directors caused by the death, resignation, disqualification or otherwise, of any director who was previously duly elected, may be filled by the remaining members of the Board, though less than a quorum, and each person so elected shall be a director until his or her successor is elected by the shareholders. Vacancies resulting from an increase in the number of directors may be filled only by members of the Board of Directors. As a result, new directors added to the Board of Directors to fill vacancies may not be up for shareholder election at the next annual meeting as a result of the classification of the Board. The overall effect of these provisions may be to prevent a person or entity from immediately acquiring Board control.

        Supermajority Shareholder Vote to Call a Special Shareholders Meeting to Amend Bylaws.    Subject to repeal or change at any regular meeting of the shareholders, or at any special meeting called for that purpose by the vote of the holders of eighty percent (80%) of the outstanding shares entitled to vote at such meeting, the power to alter, amend or repeal our bylaws or adopt new bylaws is vested in the Board of Directors. The supermajority vote required to call a special meeting of shareholders to amend the bylaws could have the effect of discouraging a tender offer or other takeover attempt where the ability to make fundamental changes through bylaw amendments adopted by the shareholders at a special meeting is an important element of the takeover strategy.

        Fair Price Provisions Involving Business Combinations.    Our restated articles of incorporation contains a "fair price" provision that applies to certain business combination transactions involving any interested shareholder, which is (i) any person that beneficially owns more than 10% of our voting stock or (ii) any affiliate of the Company that within the past five years beneficially owned more than 10% of our voting stock. This provision requires the affirmative vote of the holders of at least 75% of our voting stock to approve specified transactions between an interested shareholder or its affiliate and us or our subsidiaries, including:

  •
  any merger or consolidation;

  •
  any sale, lease, license, exchange, pledge, transfer or other disposition of assets (in one transaction or a series of transactions) having a fair market value of $2 million or more;

  •
  the issuance or transfer of any of our securities or any of our subsidiaries' securities by us or any of our subsidiaries to an interested shareholder or its affiliates having a fair market value of $2 million or more;

  •
  the adoption of a plan or proposal for our liquidation or dissolution proposed by or on behalf of an interested shareholder or its affiliate; and

  •
  any reclassification of securities (including any reverse stock split), recapitalization, merger or consolidation of our company with any of our subsidiaries or other transaction (whether or not involving an interested shareholder) that has the effect of increasing the proportionate share of the outstanding shares of any class of our equity or convertible securities or those of our subsidiaries owned by an interested shareholder or its affiliate.

        This voting requirement will not apply to any particular transaction approved by a majority vote of the directors who are unaffiliated with the interested shareholder and who were members of our Board of Directors before the latter of the first public announcement of the terms of the proposed business combination and the day the interested shareholder became a shareholder and any successor to such directors who were unaffiliated with the interested shareholder and recommended to the Board of Directors by a majority of such directors. This voting requirement will also not apply to any transaction involving the payment of consideration to holders of our outstanding Common Shares in which certain minimum "fair price" and procedural requirements are met.

        This "fair price" provision could have the effect of delaying or preventing a change in control of our company in a transaction of series of transactions that does not satisfy the stated criteria.

        Preferred Stock.    Our restated articles of incorporation allow our Board of Directors to issue up to 1,000,000 shares of preferred stock, no par value per share. The Board of Directors also has the authority to designate the rights, preferences, privileges and restrictions of such preferred stock, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series. The issuance of preferred stock may have the effect of delaying, deterring or preventing a change of control of our company without further action by the shareholders. The issuance of preferred stock with voting and conversion rights may also adversely affect the voting power of the holders of Common Shares. In certain circumstances, an issuance of preferred stock could have the effect of decreasing the market price of our Common Shares.

DESCRIPTION OF TARP WARRANT

        In this section, references to "the Company," "we," "our," and "us" refer only to Central Pacific Financial Corp. and not its consolidated subsidiaries.

        The following is a brief description of the amended warrant that was issued to the Treasury on February 18, 2011 (the "Amended TARP Warrant"). The description of the Amended TARP Warrant contained in this section is qualified in its entirety by the actual terms of the Amended TARP Warrant, a form of which is attached as an exhibit to our Current Report on Form 8-K filed on February 22, 2011 and incorporated by reference into this prospectus.

Common Shares Subject to the Amended TARP Warrant

        The Amended TARP Warrant is initially exercisable for 79,288 Common Shares.

Exercise of the Amended TARP Warrant

        The initial exercise price applicable to the Amended TARP Warrant is $10 per Common Share. The Amended TARP Warrant may be exercised at any time on or before February 18, 2021 by surrender of the Amended TARP Warrant and a completed notice of exercise attached as an annex to the Amended TARP Warrant and the payment of the exercise price for the Common Shares for which the Amended TARP Warrant is being exercised. The exercise price may be paid either by the withholding by the Company of such number of Common Shares issuable upon exercise of the Amended TARP Warrant equal to the value of the aggregate exercise price of the Amended TARP Warrant determined by reference to the market price of our Common Shares on the trading day on which the Amended TARP Warrant is exercised or, if agreed to by us and the holder of the Amended TARP Warrant, by the payment of cash equal to the aggregate exercise price. The exercise price applicable to the Amended TARP Warrant is subject to the further adjustments described below under the heading "—Adjustments to the Amended TARP Warrant."

        Upon exercise of the Amended TARP Warrant, certificates for the Common Shares issuable upon exercise will be issued to the holder of the Amended TARP Warrant. We will not issue fractional shares upon any exercise of the Amended TARP Warrant. Instead, the holder of the Amended TARP Warrant will be entitled to a cash payment equal to the market price of our Common Shares on the last trading day preceding the exercise of the Amended TARP Warrant (less the pro-rated exercise price of the Amended TARP Warrant) for any fractional shares that would have otherwise been issuable upon exercise of the Amended TARP Warrant. We will at all times reserve the aggregate number of Common Shares for which the Amended TARP Warrant may be exercised. We have listed the Common Shares issuable upon exercise of the Amended TARP Warrant with the NYSE.

Rights as a Shareholder

        The holder of the Amended TARP Warrant shall have no rights or privileges of the holders of our Common Shares, including any voting rights, until (and then only to the extent) the Amended TARP Warrant has been exercised.

Transferability and Assignability

        The Amended TARP Warrant, and all rights under the Amended TARP Warrant, are transferable and assignable.

Adjustments to the Amended TARP Warrant

  Adjustments in Connection with Stock Dividends, Stock Splits, Subdivisions, Reclassifications and Combinations.

        The number of shares for which the Amended TARP Warrant may be exercised and the exercise price applicable to the Amended TARP Warrant will be proportionately adjusted in the event we pay stock dividends or make distributions of our Common Shares, subdivide, combine or reclassify outstanding Common Shares.

  Certain Issuances.

        Until the earlier of February 18, 2014 and the date the Treasury no longer holds the Amended TARP Warrant (and other than in certain permitted transactions described below), if we issue any Common Shares (or securities convertible or exercisable into Common Shares) at a price per share less than the applicable per share warrant exercise price, then the exercise price under the Amended TARP Warrant shall be adjusted to equal the consideration per Common Share received by the Company in connection with such issuance, and the number of Common Shares into which the Amended TARP Warrant is exercisable will be adjusted. Permitted transactions include issuances:

  •
  as consideration for or to fund the acquisition of businesses and/or related assets at fair market value;

  •
  in connection with employee benefit plans and compensation related arrangements in the ordinary course and consistent with past practice approved by our Board of Directors;

  •
  in connection with public or broadly marketed offerings and sales of Common Shares or convertible securities for cash conducted by us or our affiliates pursuant to registration under the Securities Act, or Rule 144A thereunder on a basis consistent with capital-raising transactions by comparable financial institutions; and

  •
  in connection with the exercise of preemptive rights on terms existing as of the Amended TARP Warrant issue date.

  Other Distributions.

        If we declare any dividends or distributions other than stock dividends, the exercise price of the Amended TARP Warrant will be adjusted to reflect such distribution.

  Certain Repurchases.

        If we effect a pro rata repurchase of Common Shares both the number of shares issuable upon exercise of the Amended TARP Warrant and the exercise price will be adjusted.

  Business Combinations.

        In the event of a merger, consolidation or similar transaction involving the Company and requiring shareholder approval, the Amended TARP Warrant holder's right to receive Common Shares upon exercise of the Amended TARP Warrant shall be converted into the right to exercise the Amended TARP Warrant for the consideration that would have been payable to the Amended TARP Warrant holder with respect to the Common Shares for which the Amended TARP Warrant may be exercised, as if the Amended TARP Warrant had been exercised prior to such merger, consolidation or similar transaction.

 THE RIGHTS OFFERING

Rights

        We are distributing, at no charge, to holders of our Common Shares, transferable Rights to purchase up to an aggregate of 2,000,000 Common Shares at a price of $10 per share in this Rights Offering. Each Right consists of a Basic Subscription Right and an over-subscription privilege. You will receive one Right for each Common Share held by you of record as of 5:00 p.m., Eastern time, on the Record Date; however, pursuant to normal practices of the NYSE, shares of our Common Stock traded during the period from February 15, 2011 through February 25, 2011 traded with the Rights (i.e., with "due bills" attached).

  Basic Subscription Rights

        The Basic Subscription Right gives you the right to purchase 1.3081 new Common Shares at a subscription price of $10 per share. You may exercise all or a portion of your Rights, or you may choose not to exercise any of your Rights. You may also transfer your Rights. See "—Transferability of Rights" below for more information. If you do not timely and fully exercise your Basic Subscription Rights with respect to all the Rights you hold, you will not be entitled to exercise your over-subscription privilege to purchase any additional Common Shares. Fractional shares resulting from the exercise of the Basic Subscription Right on an aggregate basis as to any rights holder will be eliminated by rounding down to the nearest whole share.

  Over-Subscription Privilege

        If you timely and fully exercise your Basic Subscription Rights with respect to all the Rights you hold, you may also choose to exercise your over-subscription privilege to purchase an unlimited additional whole number of Common Shares that other rights holders do not elect to purchase through their Basic Subscription Rights, subject to availability and allocation, provided that (i) no person may thereby acquire, together with its affiliates, beneficial ownership of 4.99% or more of the Common Shares and (ii) the aggregate purchase price of all Common Shares purchased in this Rights Offering may not exceed $20 million.

        If sufficient shares are available for offer pursuant to this Rights Offering, we will seek to honor the over-subscription requests in full, subject to the foregoing limitations. If over-subscription requests exceed the number of shares available, we will allocate the available shares pro rata among the rights holders exercising the over-subscription privilege in proportion to the number of shares such a rights holder elected to purchase pursuant to the over-subscription privilege, relative to the aggregate number of shares requested in all of the over-subscription requests received from rights holders. If this pro rata allocation would result in any rights holder acquiring, together with its affiliates, beneficial ownership of 4.99% or more of our outstanding Common Shares, then such rights holder will be allocated only that number of shares that would result in the rights holder acquiring the maximum number of shares permissible based on such limitation, and the remaining shares will be allocated among all other rights holders exercising their over-subscription privilege on the same pro rata basis described above. The proration process will be repeated until all available shares have been allocated. Wells Fargo Bank, National Association, our subscription agent for this Rights Offering, will determine the over-subscription allocation based on the formula described above.

        To properly exercise your over-subscription privilege, you must deliver the subscription payment related to your over-subscription privilege before this Rights Offering expires. Because we will not know the total number of available shares and how available shares will be allocated before this Rights Offering expires, in order for the exercise of your entire over-subscription privilege to be valid, you should deliver to the subscription agent payment in an amount equal to the aggregate subscription price for the entire number of shares that you have requested to purchase pursuant to your over-subscription privilege, along with payment for the exercise of your Basic Subscription Rights and all rights certificates and other subscription documents, prior to the expiration of the Rights Offering, even if you ultimately are not allocated the full amount of your over-subscription request.

        We can provide no assurances that you will actually be permitted to purchase in full the number of shares you elect to purchase through the exercise of your over-subscription privilege. We will not be able to satisfy any requests for shares pursuant to the over-subscription privilege if all rights holders timely and fully exercise their Basic Subscription Rights with respect to all the Rights they hold, and we will only honor an over-subscription privilege to the extent sufficient shares are available following the exercise of Basic Subscription Rights, subject to the pro rata allocation described above.

        To the extent the aggregate subscription price of the actual number of shares allocated to you pursuant to the over-subscription privilege is less than the amount you actually paid, the excess subscription payments will be returned to you as soon as practicable, without interest or penalty, following the expiration of this Rights Offering.

        To the extent the amount you actually paid in connection with the exercise of the over-subscription privilege is less than the aggregate subscription price of the shares allocated to you pursuant to the over-subscription privilege, you will receive only the number of shares for which you actually paid.

Delivery of Common Shares

        We will deliver a direct registration account statement or, upon request, a stock certificate to you or your nominee representing the Common Shares that you purchased in this Rights Offering as soon as practicable following the expiration of this Rights Offering.

Reasons for the Rights Offering

        On February 2, 2011, we effected the Reverse Stock Split. On February 18, 2011, we completed a capital raise of $325 million in the Private Placement with investments from the Investors. Concurrently with the closing of the Private Placement, we completed the TARP Exchange. The Reverse Stock Split, the Private Placement, the TARP Exchange and this Rights Offering are part of our recapitalization plan. With the closing of the Private Placement, our capital ratios now exceed the minimum levels required by the Consent Order and are at "well-capitalized" levels. We are conducting this Rights Offering because we want to provide our shareholders as of the Record Date and their transferees with the opportunity to purchase our Common Shares in a public offering at the same price per share paid by the Investors in the Private Placement. We intend to use the net proceeds we receive from this offering for general corporate purposes, including the potential payment of the accrued and unpaid interest on our junior subordinated debentures relating to our trust preferred securities which has been deferred since August 20, 2009.

Method of Exercising Rights

        The exercise of Rights is irrevocable and may not be cancelled or modified. You may exercise your Rights as follows:

  Subscription by Registered Holders

        If you hold Common Shares in your name, the number of shares you may purchase pursuant to your Basic Subscription Rights is indicated on the enclosed rights certificate. You may exercise your Rights by properly completing and executing the rights certificate and forwarding it, together with your full payment and any other required subscription documents, to the subscription agent at the address given below under "—Subscription Agent," to be received at or before the expiration of this Rights Offering.

  Subscription by Beneficial Owners

        If you are a beneficial owner of Common Shares that are registered in the name of a broker, dealer, custodian bank or other nominee, you will not receive a rights certificate. Instead, we will issue one Right to the nominee record holder for each Common Share that you own on the Record Date. If you are not contacted by your nominee, you should promptly contact your nominee in order to subscribe for shares in this Rights Offering and follow the instructions provided by your nominee.

  Subscription by DTC Participants

        We expect that the exercise of your Rights may be made through the facilities of the Depository Trust Company ("DTC"). If your Rights are held of record through DTC, you may exercise your Rights by instructing DTC, or having your broker instruct DTC, to submit to the subscription agent certification as to the aggregate number of Rights you are exercising and the number of Common Shares you are subscribing for under your Basic Subscription Right and your over-subscription privilege, if any, and your full subscription payment.

Payment Method

        As described in the instructions accompanying the rights certificate, payments submitted to the subscription agent must be made in U.S. currency, by one of the following three methods:

  •
  by a cashier's check drawn upon a U.S. bank payable to "Wells Fargo Bank, N.A.";

  •
  by an uncertified check drawn upon a U.S. bank payable to "Wells Fargo Bank, N.A."; or

  •
  by wire transfer of immediately available funds at the following account: "Wells Fargo Bank, N.A.; ABA 121000248; Credit Stock Transfer Clearing A/C: 000-10-67-899; For further credit to Central Pacific Rights Offering; call Donna Boehm at (651) 450-4180 upon arrival." Any wire transfer should clearly indicate the identity of the subscriber who is paying the subscription price by wire transfer.

        Payments will be deemed to have been received upon (i) clearance of any cashier's check or uncertified check or (ii) receipt of funds in the subscription account designated above. If paying by uncertified check, please note that the funds paid thereby may take five or more business days to clear. Accordingly, rights holders who wish to pay the subscription price by means of uncertified check are urged to make payment sufficiently in advance of the expiration time of this Rights Offering to ensure that such payment is received and clears by such time.

        You should read the instruction letter accompanying the rights certificate carefully and strictly follow it. DO NOT SEND RIGHTS CERTIFICATES OR PAYMENTS DIRECTLY TO US. We will not consider your subscription received until the subscription agent has received delivery of a properly completed and duly executed rights certificate, all other required subscription documents and payment of the full subscription amount.

        The method of delivery of rights certificates, all other required subscription documents and payment of the subscription amount to the subscription agent will be at the risk of the holders of Rights. If sent by mail, we recommend that you send those documents and payments by registered mail, properly insured, with return receipt requested, and that you allow a sufficient number of days to ensure delivery to the subscription agent and clearance of payment before this Rights Offering expires.

Incomplete or Incorrect Subscription Documents or Payment

        If you fail to properly complete and duly sign the rights certificate and all other required subscription documents or otherwise fail to follow the subscription procedures that apply to the exercise of your Rights before this Rights Offering expires, the subscription agent will reject your subscription or accept it only to the extent of the payment received. Neither we nor our subscription agent accepts any responsibility to contact you concerning an incomplete or incorrect subscription document, nor are we under any obligation to correct such documents. We have the sole discretion to determine whether a subscription exercise properly complies with the subscription procedures.

        If you send a payment that is insufficient to purchase the number of shares you requested, or if the number of shares you requested is not specified in the forms, the exercise of your Rights will be given effect to the fullest extent possible based on the amount of the payment received, subject to the availability of shares and allocation procedure applicable to the exercise of the over-subscription privilege and the elimination of fractional shares. Any excess subscription payments received by the subscription agent will be returned, without interest or penalty, as soon as practicable following the expiration of this Rights Offering.

Expiration Date

        You may exercise your Rights, prior to 5:00 p.m., Eastern time, on, May 6, 2011, which is the expiration of this Rights Offering. If you do not exercise your Rights before that time, your Rights will expire and will no longer be exercisable and any Rights not exercised before that time will be void and worthless without any payment to the holders thereof. We will not be required to issue shares to you if the subscription agent receives your rights certificate, any required subscription document or your subscription payment after that time.

        If you hold your Common Shares in the name of a broker, dealer, custodian bank or other nominee, the nominee will exercise the Rights on your behalf in accordance with your instructions. Please note that your nominee may establish a deadline before the expiration time of this Rights Offering.

        We do not intend to extend the expiration time of this Rights Offering.

Conditions to this Rights Offering

        There are no conditions precedent to this Rights Offering.

Subscription Agent

        The subscription agent for this offering is Wells Fargo Bank, National Association. The rights certificate, all other required subscription documents and payment of the subscription price must be delivered to the subscription agent by one of the methods described below:

By Mail, Hand or Overnight Courier:
Wells Fargo Bank, N.A.
Shareowner Services
161 N. Concord Exchange
South St. Paul, Minnesota 55075
Attn: Voluntary Corporate Actions Department

Telephone Number for Confirmation or Information:
(800) 468-9716

        If sent by mail, we recommend that you send documents and payments by registered mail, properly insured, with return receipt requested, and that you allow a sufficient number of days to ensure delivery to the subscription agent and clearance of payment before this Rights Offering expires. You may also send payment by wire transfer. See "—Methods of Payment" for more information. Do not send or deliver these materials or payments to us.

        If you deliver rights certificates, any other required subscription documents or payments in a manner different than that described above, we may not honor the exercise of your Rights.

No Fractional Shares

        All shares will be sold at a purchase price of $10 per share. We will not issue fractional shares. Fractional shares resulting from the exercise of the Basic Subscription Rights on an aggregate basis as to any rights holder will be eliminated by rounding down to the nearest whole share. The over-subscription privilege may only be exercised for whole shares.

Medallion Guarantee May Be Required

        Your signature on each rights certificate must be guaranteed by an eligible institution, such as a member firm of a registered national securities exchange or a member of the Financial Industry Regulatory Authority, Inc., or a commercial bank or trust company having an office or correspondent in the United States, subject to standards and procedures adopted by the subscription agent, in the following circumstances:

  •
  you wish to have your shares issued to someone other than the registered holder; or

  •
  you wish to transfer all or a portion of your rights

        You can obtain a signature guarantee from a financial institution—such as a commercial bank, savings and loan association, credit union or broker dealer—that participates in one of the Medallion signature guarantee programs. The three Medallion signature guarantee programs are the following:

  •
  Securities Transfer Agents Medallion Program (STAMP) whose participants include more than 7,000 U.S. and Canadian financial institutions.

  •
  Stock Exchanges Medallion Program (SEMP) whose participants include the regional stock exchange member firms and clearing and trust companies.

  •
  New York Stock Exchange Medallion Signature Program (MSP) whose participants include NYSE member firms.

        If a financial institution is not a member of a recognized Medallion signature guarantee program, it would not be able to provide signature guarantees. Also, if you are not a customer of a participating financial institution, it is likely the financial institution will not guarantee your signature. Therefore, the best source of a Medallion Guarantee would be a bank, savings and loan association, brokerage firm, or credit union with whom you do business. The participating financial institution will use a Medallion imprint or stamp to guarantee the signature, indicating that the financial institution is a member of a Medallion signature guarantee program and is an acceptable signature guarantor.

Guaranteed Delivery Procedures

        If you wish to exercise Rights, but you do not have sufficient time to deliver the rights certificate evidencing your Rights and all other required subscription documents to the subscription agent prior to the expiration of this Rights Offering, you may exercise your Rights by the following guaranteed delivery procedures:

  •
  deliver to the subscription agent prior to the expiration of this Rights Offering the subscription payment for each share you elected to purchase pursuant to the exercise of Rights in the manner set forth above under "—Payment Method,"

  •
  deliver to the subscription agent prior to the expiration of this Rights Offering the form entitled "Notice of Guaranteed Delivery," and

  •
  deliver the properly completed and duly executed rights certificate evidencing your Rights being exercised, with any required signatures guaranteed, and all other required subscription documents to the subscription agent within three business days following the date you submit your notice of guaranteed delivery.

        Your notice of guaranteed delivery must be delivered in substantially the same form provided with the instructions on your rights certificate. Your notice of guaranteed delivery must include a signature guarantee from an eligible institution described above.

        In your notice of guaranteed delivery, you must provide:

  •
  your name;

  •
  the number of Rights represented by your rights certificate, the number of Common Shares for which you are subscribing under your Basic Subscription privilege, and the number of Common Shares for which you are subscribing under your over-subscription privilege, if any; and

  •
  your guarantee that you will deliver to the subscription agent a rights certificate evidencing the Rights you are exercising and all other required subscription documents within three business days following the date the subscription agent receives your notice of guaranteed delivery.

        You may deliver your notice of guaranteed delivery to the subscription agent in the same manner as your rights certificate at the address set forth above under "—Subscription Agent."

Notice to Nominees

        If you are a broker, custodian bank or other nominee holder that holds Common Shares for the account of others on the Record Date, you should notify the beneficial owners of the shares for whom you are the nominee of this Rights Offering as soon as possible to determine whether or not they intend to exercise their Rights. You should obtain instructions from the beneficial owners of our Common Shares. If a beneficial owner of our Common Shares so instructs, you should complete the rights certificate and all other required subscription documents and submit them to the subscription agent with the full subscription payment by the expiration date. You may exercise the number of Rights to which all beneficial owners in the aggregate otherwise would have been entitled had they been direct holders of our Common Shares on the Record Date, provided that you, as a nominee record holder, make a proper showing to the subscription agent by submitting the form entitled "Nominee Holder Certification," which is provided with your Rights Offering materials. If you did not receive this form, you should contact the subscription agent to request a copy.

Beneficial Owners

        If you are a beneficial owner of Common Shares and will receive your Rights through a broker, custodian bank or other nominee, we will ask your nominee to notify you of this Rights Offering. If you wish to exercise your Rights, you will need to have your nominee act for you, as described above. To indicate your decision with respect to your Rights, you should follow the instructions of your nominee. If you wish instead to obtain a separate rights certificate, you should contact your nominee as soon as possible and request that a rights certificate be issued to you. You should contact your nominee if you do not receive notice of this Rights Offering, but believe you are entitled to participate in this Rights Offering. We are not responsible if you do not receive the notice by mail or otherwise from your nominee or if you receive notice without sufficient time to respond to your nominee by the deadline established by your nominee, which may be before the expiration of the Rights Offering.

No Recommendation to Rights Holders

        Our Board of Directors is not making a recommendation regarding any exercise or transfer of your Rights. Rights holders who exercise Rights risk investment loss on money invested. The market price of our Common Shares may be volatile and, accordingly, the Common Shares that you purchase in this offering may trade at a price lower than the subscription price and may prevent you from being able to sell the shares when you want to or at prices you find attractive. You should make your decision based on your assessment of our business and financial condition, our prospects for the future and the terms of this Rights Offering. Please see "Risk Factors" for a discussion of some of the risks involved in investing in our Common Shares.

Market for Common Shares

        The Common Shares issuable upon exercise of the Rights will be listed on the NYSE under the symbol "CPF."

Transferability of Rights

        The Rights will be transferable from the commencement of this Rights Offering and will continue to be transferable until 4:00 p.m., Eastern time, on the last trading day prior to the expiration date of this Rights Offering. If you wish to transfer all or a portion of your Rights, you need to allow sufficient time for the transfer of documents, as described below under "—Method of Transferring Rights."

Market for Rights

        You may seek to sell your Rights through normal investment channels. The Rights will be eligible to trade on the NYSE under the symbol "CPF-RT" during the period of transferability described above. The Rights are a new issue of securities, however, and do not have an established trading market. We cannot give you any assurance that a market for the Rights will develop or, if a market does develop, whether it will be sustainable throughout the period when the Rights are transferable or at what prices the Rights will trade. Therefore, we cannot assure you that you will be able to sell any of your Rights or as to the value you may receive in a sale. Commissions and applicable taxes or broker fees may apply if you sell your Rights.

Method of Transferring Rights

        You may transfer all or a portion of the Rights distributed to you by following the instructions on your rights certificate. Any portion of the Rights evidenced by your rights certificate representing whole and not any fractional Rights may be transferred by delivering to the subscription agent a rights certificate properly endorsed for transfer, with instructions to register that portion of the Rights indicated in the name of the transferee and to issue a new rights certificate to the transferee evidencing the transferred Rights.

        If you wish to transfer all or a portion of your Rights, you should allow a sufficient amount of time prior to the expiration of the transferability period for the transfer instructions to be received and processed by the subscription agent. Once processed by the subscription agent, the transferee receiving all or a portion of your Rights will need sufficient time to exercise or sell the Rights evidenced by the new rights certificates that they receive. You will also need adequate time to obtain a new right certificate representing your remaining rights, if any. The required time will depend upon the method by which delivery of the rights certificates and payment is made and the number of transactions you instruct the subscription agent to effect. Please bear in mind that this Rights Offering has a limited period. Neither we nor the subscription agent shall have any liability to a transferee or you if rights certificates, any other required subscription documents or subscription payments are not received in time for exercise or sale prior to the expiration of this Rights Offering.

        A new rights certificate will be issued to you if you transfer a portion of your Rights. Your new rights certificate representing your retained Rights will be mailed to you unless you otherwise instruct the Subscription Agent.

Selling Rights through the Subscription Agent

        If you hold your Rights in your own name, you may seek to sell or transfer your Rights through the subscription agent. If you wish to have the subscription agent seek to sell your Rights, you must complete the applicable portion in Section 2 of your rights certificate and deliver your rights certificate to the subscription agent. If you want the subscription agent to seek to sell only a portion of your Rights, you must specify the number of rights in the applicable portion of your rights certificate. If you request the subscription agent to sell all or a portion of your Rights but do not specify the number of Rights you wish to be sold by the subscription agent, the subscription agent will seek to sell all of the Rights you hold which have not been exercised or transferred.

        If the subscription agent sells Rights for you, it will send you a check for the net proceeds from the sale of any of your Rights as soon as practicable after the expiration of this Rights Offering. If your Rights can be sold, the sale will be deemed to have been made at the weighted average net sale price of all Rights sold by the subscription agent regardless of the price actually received by the subscription agent for the sale of your Rights. The subscription agent will charge a transaction fee of $15.00 per sale transaction and a commission of $0.10 per Right for each holder of Rights whose Rights are sold and any applicable taxes, regardless of the number of Rights sold in that transaction. The aggregate fees charged by the subscription agent for selling Rights will be deducted from the aggregate sale price for all Rights in determining the weighted average net sale price of all such Rights. Neither the Company nor the subscription agent can give you any assurance that the subscription agent will be able to sell your Rights.

        The subscription agent must have received your properly executed rights certificate and appropriate instructions before 4:00 p.m., Eastern time, on April 29, 2011, the fifth business day before the expiration date of this Rights Offering. If less than all sales orders received by the subscription agent are filled, it will prorate the sales proceeds among you and the other holders of Rights based on the number of Rights that each holder has instructed the subscription agent to sell, regardless of when the instructions are received by it. The subscription agent is required to sell your Rights only if it is able to find buyers. If the subscription agent cannot sell your Rights by 5:00 p.m., Eastern time, on May 3, 2011, the third business day prior to the expiration date of this Rights Offering, the subscription agent will return your rights certificate to you by overnight delivery.

Validity of Subscriptions

        We will resolve all questions regarding the validity and form of the exercise of your Rights, including time of receipt and eligibility to participate in this Rights Offering. Our determination will be final and binding. Once made, subscriptions and directions are irrevocable, and we will not accept any alternative, conditional or contingent subscriptions or directions. We reserve the absolute right to reject any subscriptions or directions not properly submitted or the acceptance of which would be unlawful. You must provide missing documents or information, correct any inaccurate information and resolve any other discrepancies in connection with your subscriptions before the Rights Offering expires, unless we waive those defects in our sole discretion. Neither we nor the subscription agent is under any duty to notify you or your representative of defects in your subscriptions. A subscription will be considered accepted only when the subscription agent receives a properly completed and duly executed rights certificate and any other required subscription documents and the full subscription payment including final clearance of any uncertified check. Our interpretations of the terms and conditions of this Rights Offering will be final and binding.

No Revocation or Change

        Once you submit the rights certificate or have instructed your nominee of your subscription request, you are not allowed to revoke or change the exercise or request a refund of monies paid. All exercises of Rights are irrevocable, even if you learn information about us that you consider to be unfavorable. You should not exercise your Rights unless you are certain that you wish to purchase shares at the subscription price.

Shareholder Rights

        You will have no rights as a holder of the Common Shares you purchase in this Rights Offering until such Common Shares are issued to you. We will mail you a direct registration account statement or, upon request, a stock certificate as soon as practicable following the expiration of the Rights Offering.

Foreign Shareholders

        We will not mail this prospectus or rights certificates to shareholders with addresses that are outside the United States or that have an army post office or foreign post office address. The subscription agent will hold these rights certificates for their account. To exercise Rights, our foreign shareholders must notify the subscription agent prior to 5:00 p.m., Eastern time, at least three business days prior to the expiration of this Rights Offering of their exercise of such Rights, and, with respect to holders whose addresses are outside the United States, provide evidence satisfactory to us that the exercise of such Rights does not violate the laws of the jurisdiction of such shareholder.

Fees and Expenses

        We will pay all fees charged by the subscription agent and all other expenses incurred by us in this Rights Offering. You are responsible for paying any commissions, fees, taxes or other expenses incurred in connection with the transfer or exercise of your Rights.

U.S. FEDERAL INCOME TAX CONSEQUENCES

        The following discussion describes the material United States federal income tax consequences to U.S. holders (as defined below) of the receipt, exercise and disposition of the subscription rights acquired in the Rights Offering and the material tax consequences to U.S. holders and Non-U.S. holders (as defined below) of the ownership of shares of Common Stock received upon exercise of the Rights or, if applicable, upon exercise of the over-subscription privilege. It is the opinion of Sullivan & Cromwell LLP, counsel to the Company.

        You are a U.S. holder if you are a beneficial owner of Rights or shares of Common Stock and you are:

  •
  an individual citizen or resident of the United States;

  •
  a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

  •
  an estate whose income is subject to United States federal income tax regardless of its source; or

  •
  a trust if it (1) is subject to the primary supervision of a court within the United States and one or more "United States persons," as defined in the Code, have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable Treasury Department regulations to be treated as a United States person.

        You are a "Non-U.S. Holder" if you are a beneficial owner of Rights or shares of Common Stock and are not a U.S. Holder and are not a partnership or other entity treated as a partnership for United States federal income tax purposes.

        The following discussion is based upon the provisions of the Code, regulations promulgated by the Treasury Department thereunder, and administrative rulings and judicial decisions, in each case as of the date hereof. These authorities are subject to differing interpretations and may be changed, perhaps retroactively, resulting in United States federal income tax consequences different from those discussed below. We have not sought any ruling from the United States Internal Revenue Service ("IRS") with respect to the statements made and the conclusions reached in this discussion, and there can be no assurance that the IRS will agree with such statements and conclusions. This discussion applies only to U.S. holders who acquire the subscription rights in the Rights Offering. Further, this discussion assumes that the Rights or shares of Common Stock issued upon exercise of the Rights or, if applicable, the over-subscription privilege will be held as capital assets within the meaning of Section 1221 of the Code. In addition, this summary does not address all tax considerations that may be applicable to your particular circumstances or to you if you are a U.S. holder that may be subject to special tax rules, including, without limitation:

  •
  banks, insurance companies or other financial institutions;

  •
  regulated investment companies;

  •
  real estate investment trusts;

  •
  dealers in securities or commodities;

  •
  traders in securities that elect to use a mark-to-market method of accounting for securities holdings;

  •
  tax-exempt organizations;

  •
  persons liable for alternative minimum tax;

  •
  persons that hold shares of Common Stock as part of a straddle or a hedging or conversion transaction; or

  •
  persons whose "functional currency" is not the United States dollar.

        If a partnership (including any entity treated as a partnership for United States federal income tax purposes) receives the Rights or holds shares of Common Stock received upon exercise of the Rights or the over-subscription privilege, the tax treatment of a partner in a partnership generally will depend upon the status of the partner and the activities of the partnership. Such a partner or partnership should consult its own tax advisor as to the United States federal income tax consequences of the receipt and ownership of the Rights or the ownership of shares of Common Stock received upon exercise of the Rights or, if applicable, upon exercise of the over-subscription privilege.

        You should consult your own tax advisor regarding the United States federal, state, local, non-U.S. and other tax consequences of the receipt and ownership of the Rights acquired in the Rights Offering and the ownership of shares of Common Stock received upon exercise of the Rights or, if applicable, upon exercise of the over-subscription privilege.

Taxation of Rights

Receipt of Rights

        Your receipt of Rights in the Rights Offering should be treated as a nontaxable distribution for United States federal income tax purposes. The discussion below assumes that the receipt of subscription rights will be treated as a nontaxable distribution.

Tax Basis and Holding Period of Rights

        Your tax basis of the Rights for United States federal income tax purposes will depend on the fair market value of the Rights you receive and the fair market value of your existing shares of Common Stock on the date you receive the Rights.

        If the fair market value of the Rights you receive is 15% or more of the fair market value of your existing shares of Common Stock on the date you receive the Rights, then you must allocate the tax basis of your existing shares of Common Stock between the existing shares of Common Stock and the Rights you receive in proportion to their respective fair market values determined on the date you receive the Rights. If the fair market value of the Rights you receive is less than 15% of the fair market value of your existing shares of Common Stock on the date you receive the Rights, the Rights will be allocated a zero tax basis, unless you elect to allocate the tax basis of your existing shares of Common Stock between the existing shares of Common Stock and the Rights you receive in proportion to their respective fair market values determined on the date you receive the Rights. If you choose to allocate the tax basis between your existing shares of Common Stock and the Rights, you must make this election on a statement included with your United States federal income tax return for the taxable year in which you receive the Rights. Such an election is irrevocable. The fair market value of the Rights on the date the Rights are distributed is uncertain, and we have not obtained, and do not intend to obtain, an appraisal of the fair market value of the Rights on that date. In determining the fair market value of the Rights, you should consider all relevant facts and circumstances, including any difference between the subscription price of the Rights and the trading price of our Common Stock on the date that the Rights are distributed, the length of the period during which the Rights may be exercised and the fact that the Rights are transferable.

        Your holding period of the Rights will include your holding period of the shares of Common Stock with respect to which the Rights were distributed.

Exercise of Rights

        You generally will not recognize gain or loss upon exercise of the Rights. The tax basis of the shares of Common Stock you receive upon exercise of the Rights or, if applicable, upon exercise of the over-subscription privilege generally will equal the sum of (i) the subscription price and (ii) the tax basis, if any, of the Rights as determined above. Your holding period of the shares of Common Stock you receive upon exercise of the Rights or, if applicable, upon exercise of the over-subscription privilege will begin on the date the subscriptions rights are exercised.

Expiration of Rights

        If you do not exercise the Rights, you should not recognize a capital loss for United States federal income tax purposes and any portion of the tax basis of your existing shares of Common Stock previously allocated to the Rights not exercised will be re-allocated to the existing shares.

Sale of Rights

        Upon a sale or other disposition of a Right, you will generally recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your Right (if any). Capital gain of a noncorporate U.S. holder is generally taxed at preferential rates where the holder has a holding period greater than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. The deductibility of capital losses is subject to limitations.

Receipt of Rights as a Beneficial Owner of Common Stock in the 401(k) Plan

        Participants in the Central Pacific Bank 401(k) Retirement Savings Plan (the "401(k) Plan") who have directed the investment of some of their account balance in Common Stock may have the opportunity to participate in this Rights Offering by directing the 401(k) Plan trustee to exercise the Rights on their behalf. If you are a participant in the 401(k) Plan, there are no income tax consequences to you upon the issuance of the Rights, the exercise of the Rights or the purchase of Common Shares by the 401(k) Plan. The following discussion covers the tax consequences of distribution of shares of Common Stock purchased in the Rights Offering from the 401(k) Plan.

        Upon a lump sum distribution of the Common Stock from the 401(k) Plan, you may defer the income tax on the excess of the fair market value of the Common Stock on the date of distribution over the basis of the Common Stock to the Plan ("Net Unrealized Appreciation"). Upon a sale of the Common Stock, the Net Unrealized Appreciation will be taxed at favorable long-term capital gain rates. Gain in excess of the Net Unrealized Appreciation will be taxed as either long-term or short-term capital gain depending upon how long you have held the Common Stock from the date of distribution. You must hold the Common Stock for more than one year from the date of distribution in order to qualify for the favorable long-term federal capital gain rate. You may defer paying income tax upon a lump sum distribution from the 401(k) Plan by rolling over or transferring the distribution to another qualified retirement plan or individual retirement account.

        If the distribution from the 401(k) Plan does not qualify as a lump sum distribution or if you elect to include the value of a lump sum distribution of the Common Stock into income in the year of distribution, you will be taxed on the fair market value of the Common Stock as of the date of the distribution at ordinary income tax rates. Your basis in the Common Stock will equal fair market value of the Common Stock on the date of distribution and your holding period for purposes of determining long-term or short-term capital gain begins on such date.

        If the fair market value of the Common Stock distributed is less than the 401(k) Plan's basis in such stock, you will not recognize a loss at the time of the distribution. Your basis in the Common Stock will be the same as the 401(k) Plan's basis in the stock. You may recognize a capital loss upon the sale of the shares.

        Participants in the 401(k) Plan are urged to consult their own tax advisors as to the specific tax consequences of distributions from the 401(k) Plan.

Ownership of Common Stock

U.S. Holders

  Dividends

        In general, distributions with respect to Common Stock will constitute dividends to the extent made out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a non-taxable return of capital to the extent of your tax basis in Common Stock and thereafter as capital gain from the sale or exchange of such Common Stock. Dividends received by a corporate U.S. holder may qualify for a dividends-received deduction and dividends received by non-corporate U.S. holders, including individuals, may qualify for preferential rates of taxation; however, in each case, certain holding period and other limitations apply.

  Gain on Disposition of Common Stock

        Upon the sale or other disposition of Common Stock, you will generally recognize capital gain or loss for United States federal income tax purposes equal to the difference between the value of the amount that you realize and your tax basis in Common Stock. Capital gain of a noncorporate U.S. holder is generally taxed at preferential rates where the holder has a holding period greater than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. The deductibility of capital losses is subject to limitations.

Non-U.S. Holders

  Dividends

        Except as described below, if you are a Non-U.S. holder of Common Stock, dividends paid to you are subject to withholding of United States federal income tax at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate. Even if you are eligible for a lower treaty rate, we and other payors will generally be required to withhold at a 30% rate (rather than the lower treaty rate) on dividend payments to you, unless you have furnished to us or another payor:

  •
  a valid Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, your status as a non-United States person and your entitlement to the lower treaty rate with respect to such payments, or

  •
  in the case of payments made outside the United States to an offshore account (generally, an account maintained by you at an office or branch of a bank or other financial institution at any location outside the United States), other documentary evidence establishing your entitlement to the lower treaty rate in accordance with U.S. Treasury regulations.

        If you are eligible for a reduced rate of United States withholding tax under a tax treaty, you may obtain a refund of any amounts withheld in excess of that rate by filing a refund claim with the IRS.

        If dividends paid to you are "effectively connected" with your conduct of a trade or business within the United States, and, if required by a tax treaty, the dividends are attributable to a permanent establishment that you maintain in the United States, we and other payors generally are not required to withhold tax from the dividends, provided that you have furnished to us or another payor a valid Internal Revenue Service Form W-8ECI or an acceptable substitute form upon which you represent, under penalties of perjury, that:

  •
  you are a non-United States person, and

  •
  the dividends are effectively connected with your conduct of a trade or business within the United States and are includible in your gross income.

        "Effectively connected" dividends are taxed at rates applicable to United States citizens, resident aliens and domestic United States corporations.

        If you are a corporate Non-U.S. holder, "effectively connected" dividends that you receive may, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

  Gain on Disposition of Common Stock

        If you are a Non-U.S. holder, you generally will not be subject to United States federal income tax on gain that you recognize on a disposition of Common Stock unless:

  •
  the gain is "effectively connected" with your conduct of a trade or business in the United States, and the gain is attributable to a permanent establishment that you maintain in the United States, if that is required by an applicable income tax treaty as a condition for subjecting you to United States taxation on a net income basis,

  •
  you are an individual, you hold the Common Stock as a capital asset, you are present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist, or

  •
  we are or have been a United States real property holding corporation for federal income tax purposes and you held, directly or indirectly, at any time during the five-year period ending on the date of disposition, more than 5% of the Common Stock and you are not eligible for any treaty exemption.

        If you are a corporate non-U.S. holder, "effectively connected" gains that you recognize may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

        We have not been, are not and do not anticipate becoming a United States real property holding corporation for United States federal income tax purposes.

Withholdable Payments to Foreign Financial Entities and Other Foreign Entities

        Under recently enacted legislation, a 30% withholding tax would be imposed on certain payments that are made after December 31, 2012 to certain foreign financial institutions, investment funds and other non-U.S. persons that fail to comply with information reporting requirements in respect of their direct and indirect United States shareholders and/or United States accountholders. Such payments would include U.S.-source dividends and the gross proceeds from the sale or other disposition of stock that can produce U.S.-source dividends.

Federal Estate Taxes

        Common Stock held by a Non-U.S. holder at the time of death will be included in the holder's gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Backup Withholding and Information Reporting

        If you are a Non-U.S. holder, we and other payors are required to report payments of dividends on IRS Form 1042-S even if the payments are exempt from withholding. You are otherwise generally exempt from backup withholding and information reporting requirements with respect to:

  •
  dividend payments and

  •
  the payment of the proceeds from the sale of Common Stock effected at a United States office of a broker,

as long as the income associated with such payments is otherwise exempt from United States federal income tax, and:

  •
  the payor or broker does not have actual knowledge or reason to know that you are a United States person and you have furnished to the payor or broker:

  •
  a valid Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, that you are a non-United States person, or

  •
  other documentation upon which it may rely to treat the payments as made to a non-United States person in accordance with U.S. Treasury regulations, or

  •
  you otherwise establish an exemption.

        Payment of the proceeds from the sale of Common Stock effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale of Common Stock that is effected at a foreign office of a broker will be subject to information reporting and backup withholding if:

  •
  the proceeds are transferred to an account maintained by you in the United States,

  •
  the payment of proceeds or the confirmation of the sale is mailed to you at a United States address, or

  •
  the sale has some other specified connection with the United States as provided in U.S. Treasury regulations,

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption.

        In addition, a sale of Common Stock will be subject to information reporting if it is effected at a foreign office of a broker that is:

  •
  a United States person,

  •
  a controlled foreign corporation for United States tax purposes,

  •
  a foreign person 50% or more of whose gross income is effectively connected with the conduct of a United States trade or business for a specified three-year period, or

  •
  a foreign partnership, if at any time during its tax year:

  •
  one or more of its partners are "U.S. persons", as defined in U.S. Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership, or

  •
  such foreign partnership is engaged in the conduct of a United States trade or business,

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption. Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that you are a United States person.

        You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the IRS.

LEGAL MATTERS

        The validity of the Common Shares offered by this prospectus and certain other legal matters will be passed upon for us by Glenn K.C. Ching, Senior Vice President, Corporate Secretary and General Counsel of Central Pacific Financial Corp.

EXPERTS

        Our consolidated financial statements as of December 31, 2010 and 2009 and for each of the years in the three-year period ended December 31, 2010 have been incorporated by reference in this prospectus in reliance upon the report of KPMG LLP, registered independent public accountants, incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We are subject to the informational requirements of the Exchange Act and file with the SEC proxy statements, Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as required of a U.S. listed company. You may read and copy any document we file at the SEC's public reference room at 100 F Street, NE, Room 1580, Washington, D.C. 20549. Please call the SEC at 1-888-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's web site at www.sec.gov or our website at www.centralpacificbank.com. Written requests for copies of the documents we file with the SEC should be directed to Glenn K.C. Ching, Senior Vice President, Corporate Secretary and General Counsel of Central Pacific Financial Corp., 220 South King Street, Honolulu, Hawaii 96813.

April 11, 2011

Up to 2,000,000 Shares of Common Stock
Issuable upon the Exercise of Transferable Subscription Rights at $10 per share

PROSPECTUS

        We have not authorized any dealer, salesperson or other person to give you written information other than this prospectus or to make representations as to matters not stated in this prospectus. You must not rely on unauthorized information. This prospectus is not an offer to sell these securities or our solicitation of your offer to buy these securities in any jurisdiction where that would not be permitted or legal. Neither the delivery of this prospectus nor any sales made hereunder after the date of this prospectus shall create an implication that the information contained herein or the affairs of the Company have not changed since the date of this prospectus.